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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Norilsk Nickel

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FILE NO. 82- 4270 FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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OICF/BY: dlw

DATE : 3/5/03

82-4270

03 FEB 25 AM 7:21

AR/S
12-31-01

NORILSK NICKEL

OJSC MMC Norilsk Nickel
Annual Report Year 2001

NORILSK NICKEL

Annual Report
OJSC MMC Norilsk Nickel
Year 2001

Moscow 2002

NORILSK NICKEL

1 MISSION AND STRATEGY OF MMC NORILSK NICKEL

MISSION

– What is the key objective of MMC Norilsk Nickel?

To increase shareholder value



STRATEGY

– How can this objective be achieved?

— Sustainable and effective development of existing production base, reduction of costs and expenditures in main production areas.

— Development of independent energy supplies.

— Focus on efficient distribution, promotion and marketing of key products.

— Improvement of financial management, introduction of up-to-date information technologies facilitating higher efficiency of business operations and executive decision-making.

— Development of corporate governance and investor relations practices in line with international standards.

— Identification and pursuit of strategic opportunities in base, precious and other metals where MMC Norilsk Nickel has a strategic interest or competitive advantage.

— Divestiture of non-strategic assets.

Open Joint Stock Company MMC Norilsk Nickel and its subsidiary companies (hereinafter – «MMC Norilsk Nickel», the «Group», or the «Company») – is the leading producer in Russia and one of the leading producers in the world of base and precious metals. MMC Norilsk Nickel Group is involved in prospecting, exploration, extraction, refining and metallurgical processing of minerals; production, marketing and sale of base and precious metals, and other minerals; generation of operational electrical and heating energy; and manufacturing of building and construction materials.

MMC Norilsk Nickel Group produces nickel, copper, cobalt, palladium, platinum and other precious metals (gold, silver), selenium, tellurium, technical sulfur, hard coal and other materials for industrial needs.

MMC Norilsk Nickel's is the world's largest producer of nickel and palladium and one of the largest producers of platinum. Its market share exceeds 10% of cobalt and 3% of copper production worldwide. Domestically, MMC Norilsk Nickel holds close to a 96% market share of nickel, 55% of copper and 95% of cobalt production.



Market Share of MMC Norilsk Nickel in Global Metals Production


22%
10%
3%
25%
0%
Nickel
Cobalt
Copper



Key Financial and Production Data

(in RuR billion or as noted)

	2001	Pro-forma 2000 [6]
Production (compared with previous year, %)		
Nickel	102.9	104.9
Copper	107.6	110.3
Cobalt	113.1	120.7
Platinum-group metals	100.2	110.2
Consolidated Financial Results[1]		
Gross revenues[2]	107.0	129.4
Revenues from metal sales [2]	100.2	123.6
Cost of goods sold	45.7	36.8
Gross profit	61.2	92.6
Net profit after taxes (before write-off of social assets)[3]	32.9	54.5
Capital expenditures	13.5	9.5
Cash	22.6	4.3
Shareholder capital and reserves [4]	211.8	158.3
Total number of shares, MM [5]	213.9	189.0
Net profit (before write-off of assets)[3] per share, RuR	153.8	288.4
Dividend per share, RuR	23.0	

Notes:

(1) The consolidated financial statements of MMC Norilsk Nickel were prepared in accordance with Russian Accounting Standards (RAS) and do not consolidate the financial results of all of the Group's companies, which according to RAS are not subject to consolidation (for example, Norimet Limited).

(2) Not including export duties.

(3) In 2001, the Company wrote off 16.3 billion rubles in social infrastructure assets.

(4) Not including a minority interest of 1.2 billion rubles as of December 31, 2001, and 1.0 billion rubles as of December 31, 2000.

(5) As of December 31, 2001, the total number of the Company's shares was 252.7 million. Of these, 38.8 million shares were held by other Group companies, in the «cross ownership». An extra-ordinary shareholders' meeting on March 29, 2002 approved the buy-back of 38.8 million «cross-ownership» shares in order to subsequently redeem them.

(6) Financial pro-forma results for 2000 are presented in order to show consolidated financials of the Group for 2000 and 2001 reporting years on a comparable basis. The pro-forma consolidated financial results for 2000 include the legal entities which were members of the Group as of December 31, 2001.

Revenue Distribution by Metal in 2001



Other precious metals 5%
Platinum 14%
Nickel 27%
Palladium 33%
Copper 19%
Cobalt 2%

Physical Volume of Nickel Output
(as % of 1996)


100%
122%
120%
122%
128%
131%
160%
120%
80%
40%
0%
1996
1997
1998
1999
2000
2001

Physical Volume of Copper Output
(as % of 1996)


100%
110%
116%
121%
133%
143%
160%
120%
80%
40%
0%
1996
1997
1998
1999
2000
2001

Physical Volume of PGMs Output
(as % of 1996)


100%
86%
112%
116%
127%
128%
160%
120%
80%
40%
0%
1996
1997
1998
1999
2000
2001

Physical Volume of Cobalt Output
(as % of 1996)


100%
138%
122%
151%
170%
177%
160%
120%
80%
40%
0%
1996
1997
1998
1999
2000
2001

Ore mined in 1996 – 2001
(thousands of tons)



Pechenganickel
Polar Division
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1996
1997
1998
1999
2000
2001

4 | LETTER FROM THE GENERAL DIRECTOR – CHAIRMAN OF THE MANAGEMENT BOARD



Dear Shareholders!

2001 was not an easy year for MMC Norilsk Nickel. A considerable slowdown in the global economy had a direct impact on consumer demand for our products against the background of plunging global prices for nickel, palladium, copper and our other metals. Unfavorable market conditions resulted in the decrease of the Group's earnings in 2001.

In 2001, the management of MMC Norilsk Nickel was strengthened with a new team, which joined experienced mining and metallurgical professionals to transform the Company into one of world's leaders the mining and metallurgy. Today, MMC Norilsk Nickel is one of the largest producers of base and precious metals in the world, expoiting uniquely rich ore deposits. However, the Company is significantly undervalued by the stock market and, I believe, that it has great potential for growth of its business and appreciation of its market value.

2001 was also marked by an important event in the organizational development of MMC Norilsk Nickel. In October of last year, the restructuring of the charter capital of the Group was completed. 96.9% of RAO Norilsk Nickel's shares were exchanged for shares of OJSC MMC Norilsk Nickel. This share swap, involving close to 100,000 shareholders, was a unique event in recent Russian economic history. For the benefit of foreign shareholders, an equivalent of almost 15% of RAO Norilsk Nickel's share capital was converted into Level 1 American Depository Receipts (ADRs). These ADRs were subsequently automatically exchanged by our depository bank, the Bank of New York, for shares of MMC Norilsk Nickel.

The stock market has duly valued these changes of the Group and has reacted accordingly – the share price of RAO Norilsk Nickel on the RTS went up from 7 US dollars in January 2001 to 17 US dollars per share of MMC Norilsk Nickel on 31 December 2001.

The management of MMC Norilsk Nickel has established the Group's mission – to increase shareholder value. Being a world-class company in the production of base and precious metals and holding leading positions on the world market in the production of its key products, the Group strives to be valued at trading multiples comparable to its international peers.

In order to achieve the stated objectives, a program aiming at improving the Group's financial and operating results and targeting increase of its market capitalization, was launched in 2001. This program incorporates an action plan, including design and implementation of a long-term sales and marketing policy focused on the end users of the Group's products; cost cutting program, including introduction of open tenders to purchase supplies and equipment; securing independent energy supplies by developing the Pelyatka gas condensate deposit; and optimization of our capital investment program.

The management of MMC Norilsk Nickel is making strong efforts to increase the transparency of the Company and improve its corporate governance to international standards. As of today, the Company's achievements in this area include: release of financial results prepared in accordance with International Accounting Standards (IAS) for the 1999 and 2000 financial years; announcement of a dividend policy; revision of the Charter of OJSC MMC Norilsk Nickel and other internal regulations in order to comply with the recently amended Federal Law «On Joint Stock Companies» and the Code of Corporate Governance, approved by the Federal Commission on the Securities Markets of Russia and announced to the public on April 4, 2002.

MMC Norilsk Nickel is fully aware of its responsibility to protect the natural environment of the areas where its industrial operations are located. At the end of 2001, significant progress was achieved in negotiations with the Norwegian Government and Scandinavian banks regarding the launch of an ecological program in the Kola Peninsula. The Group is also finalizing a long-term ecological development program for the Taimyr Peninsula. We are confident that the implementation of these programs will allow us to further minimize the harmful effects to the environment MMC Norilsk Nickel may generate.

Employees of MMC Norilsk Nickel are deservedly proud of their social security. The management is committed to provide high standards of social security to the Company's employees. This policy will continue to be refined to become more targeted and to take into account the individual contribution of each employee to the successful development of the Company.

None of MMC Norilsk Nickel's achievements would have been possible without the loyal contribution from our thousands-strong workforce and support and trust from our shareholders. In spite of unfavorable market conditions, the 2001 results of MMC Norilsk Nickel's demonstrate that the Group has a great growth potential and continues its dynamic development.

General Director, Chairman of the Management Board

M.D. Prokhorov

5 | OPERATING STRUCTURE

The main divisions of the Group are the Polar Division located in the Taimyr Peninsula, and Kola MMC located in the Kola Peninsula, which incorporates the Pechenganickel and Severonickel Combines.


St. Peterburg


Kola MMC
Severonickel
Pechenganickel
Olenegorsk Plant
Gypronickel
Head office
Polar Division of MMC Norilsk Nickel
Murmansk
Moscow
Norilsk



Mining

Two deposits are under development in the Taimyr Peninsula:

— «Norilsk 1» – «Medvezhy Ruchey» and «Zapolyarny» mines;

— «Talnakh-Oktyabrsky» – «Komsomolsky» («Komsomolskaya» and «Mayak» mines, and «Skalistaya» mine, which is under construction), «Oktyabrsky» and «Taimyrsky» mines.

Ore was extracted in the Kola Peninsula from three mines of the Pechenganickel Combine with the bulk of all ore generated by the «Tsentralny» mine, which is developing the Zhdanovskoye deposit. Two quarries at the «Tsentralny» mine extract 83% of the ore and up to 70% of the metals generated by the Combine.

The remaining volumes are extracted from the «Severny» mine which operates the Zapolyarnoe deposit and the oldest mine, «Kaula-Kotselvaara», which operates the Kotselvaara and Semiletka deposits.

«Medvezhy Ruchey» and «Tsentralny» are open-pit mines, while all other mines are underground. A new underground mine, «Severny-Gluboky», is currently being constructed in the Kola Peninsula.

Ores extracted from MMC Norilsk Nickel deposits can be divided into rich, disseminated and cuprous ores. Rich ores are characterized by a higher content of base and precious metals, while cuprous ores are characterized by a higher content of copper. Disseminated ores have a lower content of all minerals, but proportionally more PGMs.

At present, the «Oktyabrsky» and «Komsomolsky» mines of the Polar Division mine rich, cuprous and disseminated ores. The «Zapolyarny» and «Medvezhy Ruchey» mines extract only disseminated ore. The «Taimyrsky» mine extracts only rich ore. All three mines of Kola MMC extract only disseminated ore.

Ore Enrichment

The Talnakh Enrichment Plant processes some of the rich and cuprous ore mined at the Talnakh-Oktyabrsky deposit to produce nickel, copper and pyrrhotite concentrates.

The Norilsk Enrichment Plant processes the entire volume of disseminated ore from the «Norilsk – 1» and Talnakh-Oktyabrsky deposits, a portion of rich and cuprous ores from the Talnakh-Oktyabrsky deposit, and stored pyrrhotite concentrate to produce nickel and copper concentrates.

At Pechenganickel, Enrichment Plant No. 1 processes disseminated ore extracted from the Kola Peninsula mines to produce a collective copper & nickel concentrate.

Metallurgy

The Nadezhda Metallurgical Plant processes nickel and pyrrhotite concentrates produced by the Talnakh Enrichment Plant and copper concentrates from the high-grade matte separation shop at the Nickel Plant to produce high-grade matte and copper anodes.

The Agglomeration Plant and the Nickel Plant process nickel concentrates generated by the Norilsk Enrichment Plant, enriched stored pyrrhotite concentrates, and high-grade matte from the Nadezhda Metallurgical Plant, to produce nickel cathodes and cobalt.

The Copper Plant processes copper concentrates generated by the Norilsk and Talnakh Enrichment Plant and copper anodes from the Nadezhda Metallurgical Plant to produce copper cathodes.

The precious metals concentrate production shop recycles sludge from the electrolysis shops of the Copper Plant and the Nickel Plant to produce precious metal and metallic silver concentrates.

The roasting and smelting shops of the Pechenganickel Combine process concentrates generated by Enrichment Plant No. 1, to produce high-grade matte for further processing at the Severonickel Combine.

The Severonickel Combine processes high-grade matte received from the Nadezhda Metallurgical Plant of Polar Division of MMC Norilsk Nickel, high-grade matte from the Pechenganickel Combine, along with scrap, waste and raw materials from both domestic and foreign suppliers. The key products of the Combine are nickel and copper cathodes, precious metals concentrates, and sulfuric acid.

Sales

On the international market, base metals are sold through the Group's subsidiary company Norimet Limited, while domestic sales of base metals are handled by the sales and marketing division of the Group. Almazyuvelirexport, a state-owned company, is the exclusive export sales agent for platinum group metals. On the domestic market gold, silver, and platinum group metals are sold by the Group's sales and marketing division.

Transportation

Export deliveries of base metals to end users and high-grade matte deliveries for further processing at the Severonickel Combine are made using the North Sea trading route via the Dudinka Sea Port. Domestic consumer deliveries are transported on the Enisey River.

Energy

The main suppliers of electrical power to the Polar Division are PO Norilskenergo, a division of MMC Norilsk Nickel, and OJSC Taimyrenergo, an entity 100%-owned by RAO Unified Energy Systems. Fuel and gas are supplied by OJSC Norilskgazprom. To further increase the Group's autonomy with regard to energy supplies, OJSC Taimyrgaz, a subsidiary of MMC Norilsk Nickel, is developing the Pelyatka gas condensate deposit.

6 RISK FACTORS

Outlined below are the main risk factors, of which the Group is aware, which may affect MMC Norilsk Nickel's operations. Certain risks which at the present time are regarded as insignificant may eventually become material. Risks outlined below may have a significant effect on operations, sales, profits, assets, liquidity and capital resources of the Group. These risks should be considered in the context of all estimates and projections presented in this annual report.

Market Risk

A large share of MMC Norilsk Nickel's output is exported due to weak demand for base and precious metals in the Russian Federation. Metal prices, as well as global demand, depend largely on the growth rate of the global economy. World prices of the Group's metals have a direct effect on the Group's financial results.



National Currency Exchange Rate

A large portion of the Group's sales is in US dollars. At the same time, a large portion of its expenses is in Russian rubles. Therefore, the changes in the national currency (ruble) exchange rate against the US dollar have an effect on MMC Norilsk Nickel's financial results.

Geological and Geodesic Exploration

MMC Norilsk Nickel is engaged in continuous search for new deposits of base and precious metals having no guarantee that investments in geological explorations will be effective. The Group develops new deposits and expands its existing mineral base for the maximization of its shareholder value.

Political Risks

MMC Norilsk Nickel has its main operations located on the territory of the Russian Federation. Political risks may have a negative effect on the results of the Group's operations. These risks include a possible risk of social tension in areas where the production capacities of the Group are located, re-examination or annulment of contracts, revocation of licenses or permits or other agreements, as well as possible changes in legislation, taxation, currency regulations and others.

Work Safety. Environmental Protection

The operations of MMC Norilsk Nickel are regulated by a number of legislative acts on work safety and environmental protection. Changes in legislation in these areas may have adverse effects on production costs and, consequently, the Group's financial results.

Production

There is a number of risks which cannot be predicted or controlled by the management, such as the harsh weather conditions of the Far North or any force-majeure circumstances that may have a direct effect on the Group's operations. Transportation of supplies and products may be suspended due to bad weather conditions. Major accidents involving energy supply systems, mines, enrichment or metallurgical plants may have a negative effect on the financial results of the Group.

Restructuring

On February 7, 2001, the Federal Commission for the Securities Market filed a claim to void the restructuring of RAO Norilsk Nickel. RAO Norilsk Nickel defended itself from this claim and won its case in the courts of two instances. On June 27, 2001, the Federal Arbitration Court of the Moscow Region rejected a cassation appeal filed by the Commission against the court of first instance. Earlier, the claim of the Commission was rejected by the Moscow Arbitration Court.

On April 26, 2002, the Higher Arbitration Court of the Russian Federation submitted a case, seeking to void the restructuring of RAO Norilsk Nickel, for re-examination to the court of first instance, the Moscow Arbitration Court. RAO Norilsk Nickel intends to further defend its position in relation to this case.

7 MARKETS FOR MAIN PRODUCTS IN 2001



In 2001, MMC Norilsk Nickel operated in unfavorable conditions on the global markets for base and precious metals. In 2001, average annual prices on the global markets were lower compared to the year 2000, in particular nickel, on average, was down by 31.2%, copper - 13.0%, cobalt -27.4%, platinum - 2.9%, and palladium - 11.5%.

Palladium Spot Price in 2001
(USD per Troy Ounce)



1 200
950
700
450
200
I II III IV V VI VII VIII IX X XI XII

Source: Bloomberg

Palladium

Due to a sharp increase in palladium prices in 2000 and early 2001, some consumers started looking for substitutes for palladium. As a result of lower demand, market prices dropped considerably - from $1,094 per troy ounce in January to $315 in November of 2001. The dramatic change in price was a result of the high growth in palladium prices, which began in September 1999 (starting at $340 per a troy ounce in September of 1999 and reaching $1,090 in January 2001).

The main consumers of palladium are the automobile industry (70%) and the electronics industry (15%) (according to Johnson Matthey). In addition, palladium is used in the dental, jewelry and chemical industries. In 2001, consumption of palladium by the automobile industry dropped by more than 14 percent compared with the previous year; and by 51.4% in the electronics industry.

Current limitations on the chemical composition of automobile exhaust fumes in many countries (North America, Europe, Japan and a series of Latin American and South East Asian countries) create demand for palladium by the automobile industry to produce catalytic converters. At the same time, due to unfavorable macro-economic conditions in 2001, most importantly in North America, Europe and Japan, there was a slow-down in car production. The demand for palladium by the automobile industry dropped to 150 tons from 175 tons in 2000.

The main application of palladium in the electronics industry is ceramic capacitors. As a result of overproduction in this industry, the use of palladium reduced to 32 tons from 67 tons in 2000.

Total demand for palladium dropped by almost a quarter to 217 tons (from 284 tons in 2000). At the same time, while deliveries of Russian palladium decreased (by 19 tons, according to Johnson Matthey), supply of palladium from other regions of the world, especially from the South Africa, increased. Having reached a record high of $1,090 per troy ounce on January 26, 2001, the price for palladium plunged to $440 per troy ounce by the end of 2001.

Average Annual Palladium Price
(USD per Troy Ounce)

	1999	2000	2001
Palladium	358.1	681.6	602.6

Source: London Platinum and Palladium Market

Platinum

The main industries consuming platinum are the jewelry industry (40%) and the automobile industry (catalytic converters) (37%) (according to Johnson Matthey). Platinum is also used in the electronics industry and the oil and chemical industry.

Demand for platinum jewelry somewhat declined from 88 tons in 2000 to 78 tons in 2001, due to higher prices and saturation of the market. The leading consumers today remain China and Japan.

In the automobile industry, platinum is widely used to produce catalytic converters for diesel engines. In 2000, there was a tendency to partially substitute palladium with platinum in catalytic converters for gasoline engines. This led to a rise in consumption from 59 tons in 2000 to 73 tons in 2001.

Total demand for platinum increased by 5%, from 191 tons in 2000 to 201 tons in 2001. Supply of platinum continued to grow at a higher rate and despite the growth in platinum consumption, platinum market prices dropped by 20 percent during the year.

The Group's deliveries of platinum to the domestic market are insignificant. Major consumers are specialized industrial enterprises, producing specialized chemical compounds, such as the Voykov Chemical Factory – Open Joint Stock Company Aurat.

Platinum Spot Price in 2001
(USD per Troy Ounce)



725
600
475
350
I II III IV V VI VII VIII IX X XI XII

Source: Bloomberg

Average Annual Platinum Price
(USD per Troy Ounce)

	1999	2000	2001
Platinum	376.9	544.3	528.8

Source: London Platinum and Palladium Market

Nickel

Global nickel consumption fell by 3.4% in 2001. Stainless steel production, which consumes up to 70% of nickel production, declined by almost 4% compared to 2000, mostly due to the industrial slow-down in the United States. As a result, the shortage of nickel supply in the first half of 2000 was followed by excess supply to the market.

In 2001, global nickel production increased by 4.3% due to introduction of new production capacity in Columbia and Venezuela.

The Russian nickel market was characterized by increasing demand from stainless steel manufacturers, their output increased by more than 10%. There was some growth in domestic industrial investment activity – currently the majority of domestic nickel consumers are implementing various improvement initiatives involving technical upgrades, expansion of product range and raising the quality of products.

In 2001, nickel prices fluctuated considerably from $4,400 to $7,500 per ton with an average annual settlement price on the London Metal Exchange of $5,948 per ton. The price decline that started back in the middle of 2000 continued, however in the first half of 2001 prices were above $6,000 per ton. In the third quarter, prices plunged to $4,800 – $5,000 per ton. The fourth quarter was marked by a steady growth in market prices, reaching $5,700 per ton.

Despite the growth in metal exchange stockpiles during 2001, their levels remain low and are equal to approximately one week of global consumption.

The main factors supporting the global demand for primary nickel against the general negative background were strikes at a number of nickel producers in the first half of 2001; suspension of production in the Dominican Republic in the fourth quarter of 2001; significant reduction of nickel-containing waste exports from Russia and Ukraine; and the stabilization of the Group's exports.

LME Nickel Price 2001
(USD per ton)


8 000
7 000
6 000
5 000
4 000
I II III IV V VI VII VIII IX X XI XII

Source: London Metal Exchange

Average Annual Nickel Price
(USD per ton)

	1999	2000	2001
Nickel	6 026.5	8 641.4	5 948.4

Source: London Metal Exchange

Copper

The general weakening of the global economy led to a reduction of demand for copper from all major industrial consumers.

As a result of cutbacks by the leading companies, the growth rate of copper ore extraction dropped to 2.9% per year, a significantly lower level than in previous years. At the same time, refined copper output in 2001 increased by 4.7% compared to 2000.

In 2001, world consumption of refined copper reduced by 3.5%, mainly resulting from drastic demand reduction in North America, Western Europe and South East Asia (except for China). The drop in demand by the Western Word was partly offset by the high growth in consumption in China, India, Eastern Europe and Russia. The trend to reduce the usage of scrap in refined copper production continued throughout 2001.

Production of copper rods, the main consumer of refined copper, dropped in 2001 by 2.5%, according to the Commodity Research Unit International (CRU). Even greater reduction in demand was shown by producers of copper rods for the automobile, construction and electronics industries.

The decline of demand against continuous increase in copper production resulted in excess copper supply to the global market, which amounted to almost 750,000 tons in 2001. The copper stockpiles of the leading world exchanges more than doubled and by the end of the year reached 1.1 million tons, while the warehouse stockpiles of producers and consumers in developed countries did not exceed 650,000 tons.

In 2001, the Russian production of refined copper increased by 6.2% to reach 894.5 thousand tons. More than half of this volume was produced by the Group. Domestic consumption of refined copper increased roughly by 24% in 2001

Average Annual Copper Price
(USD per ton)

	1999	2000	2001
Copper	1 573.7	1 814.3	1 577.8

Source: London Metal Exchange

LME Copper Price 2001
(USD per ton)


2 000
1 800
1 600
1 400
1 200
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII

Source: London Metal Exchange

Cobalt Spot Price in 2001
(USD'000 per ton)



2 000
1 800
1 600
1 400
1 200
I II III IV V VI VII VIII IX X XI XII

Source: Bloomberg

Cobalt

As result of the reduction in global cobalt consumption by 7.9% in 2001 its price decreased. Global cobalt production decreased by 2.6% to 36.3 thousand tons, while the average annual price of cobalt «99.3%», which comprises the bulk of the Group's cobalt output, dropped by 27.4%.

The demand crisis affected all leading industrial sectors, including the «super alloys», aviation, computer and telecommunications industries, and electric battery producers. A significant decline in cobalt consumption was linked directly to the continuous fall of the Japanese economy, which represents close to one quarter of cobalt consumption in the world.

The Russian cobalt market witnessed a slight growth in consumption and manufacturing in 2001. Major cobalt consuming industries still remained in a difficult economic situation.

Management

On August 1, 2001, the Board of Directors of MMC Norilsk Nickel appointed Mikhail Prokhorov as the General Director and Chairman of the Management Board of MMC Norilsk Nickel. In October of 2001, Leonid Rozhetskin and Maxim Finsky joined the Management Board. (Additional information on the members of the Management Board is provided in the section «Management Board and Board of Directors»).



Restructuring

As a result of a closed subscription for OJSC MMC Norilsk Nickel shares among RAO Norilsk Nickel shareholders, 96.9% of the shares in RAO Norilsk Nickel were exchanged for OJSC MMC Norilsk Nickel shares in 2001.

Also as part of the restructuring of the Group, a number of RAO Norilsk Nickel subsidiary companies were fully acquired (100% ownership) by OJSC MMC Norilsk Nickel in 2001, including the following:

- — OJSC Kola Mining and Metallurgical Combine (Kola MMC)
- — OJSC Olenegorsky Mechanical Works
- — OJSC Head Science & Research and Project Institute for the Nickel & Cobalt Industry of RAO Norilsk Nickel (JSC Gypronickel Institute)
- — CJSC Normetimpex
- — CJSC Krasnoyarsk Representative Office of OJSC MMC Norilsk Nickel (the Group controls 66% of its charter capital)
- — OOO Norilskinvest (formerly, Interrosprom)

Long Term Financial Investments

In 2001, OJSC MMC Norilsk Nickel's long term financial investments amounted to 56,716 million rubles of which 85% (48,465 million rubles) is the price paid for acquisition of RAO Norilsk Nickel shares during restructuring.

The following are the major investments made in 2001:
(million rubles)

OJSC Archangelsk Sea Port	140
OJSC Enisey River Navigation	345
Contribution to the charter capital of OOO Taimyrgaz	1 170

In particular, as a result of three consecutive transactions implemented during the course of 2001, MMC Norilsk Nickel acquired three equity stakes of 157,690, 70,561, and 40,259 shares respectively, thus having increased its stake in OJSC Archangelsk Sea Trading Port from 8.3% to 35.05%.

After acquiring an additional block of 22,875 shares in 2001, MMC Norilsk Nickel increased its stake in OJSC Enisey River Navigation to 23.8%.

In 2001, the Group was granted the right and participated in a technical and financial pre-feasibility study to develop the Nakety nickel project (New Caledonia). In total, $7 million were spent towards implementation of the first stage of the pre-feasibility study of the Nakety project.

MMC Norilsk Nickel would like to highlight to its shareholders significant methodological differences in the principles for the preparation of consolidated financial statements according to RAS and IAS requirements. As a result of these differences, MMC Norilsk Nickel's consolidated 2001 RAS financial statements do not consolidate those Group companies which according to RAS are not subject to consolidation (i.e. Norimet Limited).

In order to show MMC Norilsk Nickel's consolidated financial statements for 2000 and 2001 on a comparable basis, pro-forma 2000 financial statements have been prepared. The «pro-forma» financial results for 2000 consolidate financial results of the same legal entities which were members of the MMC Norilsk Nickel group as of December 31, 2001 (see the notes to the consolidated accounts for a list of companies that have been consolidated).

It is MMC Norilsk Nickel's intention to present the Group financial statements to its shareholders in accordance with RAS as well as in international accounting standards, providing the most comprehensive picture of the Group's financial results. The 2001 IAS financial statements of the Group will be prepared and published in the third quarter of 2002.

Consolidation

To assess fully the financial and operating results of all companies owned by OJSC MMC Norilsk Nickel in 2001, in addition to the companies consolidated according to RAS requirements (see the notes to the consolidated financials), the Group consolidated financial statements include the financial results of the following companies.

1. Subsidiary companies of OJSC MMC Norilsk Nickel acquired in December 2001:
   - — OJSC Kola MMC;
   - — OJSC Olenegorsky Mechanical Works;
   - — JSC Gypronickel Institute;
   - — CJSC Normetimpex;
   - — OOO Norilskinvest.
2. Daughter companies of RAO Norilsk Nickel (MMC Norilsk Nickel owns 96.9% of RAO Norilsk Nickel):
   - — JSC Norilsk Combine;
   - — JSC Severonickel Combine;
   - — JSC MMC Pechenganickel.

Key Financials, as of December 31
(in billion rubles)

	2001	Pro-forma 2000[3]
Gross revenues[1]	107.0	129.4
Revenues from metal sales[1]	100.2	123.6
Cost of goods sold	45.7	36.8
Gross profits	61.2	92.6
Commercial expenses	4.2	3.9
Overheads	3.8	4.8
Operating profits	53.2	84.0
Net profit after taxes (before write-off of social infrastructure assets)	32.9	54.5
Cash	22.6	4.3
Short term credits and loans	29.9	12.4
Long term credits and loans	7.3	7.4
Shareholder capital and reserves [2]	211.8	158.3

Notes:

(1) Not including export duties of 9,752 MM rubles in 2000 and 8,265 MM rubles in 2001.

(2) Not including minority interest of 1.2 billion rubles as of December 31, 2001, and 1.0 billion rubles as of December 31, 2000.

(3) Financial pro-forma results for 2000 are presented in order to show consolidated financial results of MMC Norilsk Nickel for 2000 and 2001 reporting years on a comparable basis. The pro-forma financial results for 2000 consolidate financial results of the same legal entities which were members of the MMC Norilsk Nickel Group as of December 31, 2001.

Profit and Loss Report

In 2001, the Group's revenues fell by 17.4% to 106,974 million rubles. The reduction of revenues from metal sales was 23.3 billion rubles. More than three quarters of the reduction in revenue in 2001 resulted from the decline in world prices for the Group's key products.

The average realized price of nickel dropped by 35% down to $5,625 per ton in 2001. In spite of the growth in nickel export sales (101.2% relative to 2000), revenue losses due to the pricing factor were not compensated. The average realized price of copper fell by 15% down to $1,524 per ton in 2001. Meantime, the growth in copper exports (105.4% relative to 2000) have just partially compensated for the revenue losses due to the pricing factor.

Sensitivity analysis of revenues from metal sales (accounted by delivery) in 2001

(in millions of rubles)

Factor	2001/ pro-forma 2000
Due to change in sales volumes of:	-9,335.9
Base metals	+3,125.8
Precious metals	-12,461.7
Due to change in prices of:	-17,506.1
Base metals	-20,197.5
Precious metals	+2,691.3
Due to change in the RuR/USD exchange rate	+3,584.7
Total change in revenue(1)	-23,257.4

Notes:

(1) Changes in revenues from metal sales were calculated on the basis of the changes of gross revenues (the revenues from metals sales including export duties), which were 110,733 MM rubles in 2001 and 133,991 MM rubles in 2000.

The decline of the world prices of nickel in 2001 led to a reduction in revenues of 16,750.0 million rubles, copper – 3,539.7 million rubles, and cobalt – 987.7 million rubles. Reduction of precious metals' deliveries in 2001 resulted in an additional reduction in revenues of 12,501.0 million rubles, mostly due to reduction of palladium sales - reduction of revenues of 10,080.6 million rubles, platinum – 1,619.3 million rubles and rhodium – 1,084.5 million rubles. Reduction in revenues have been only partially offset by the depreciation of ruble against the US dollar.

Cost of goods sold increased by 24% up to 45.7 billion rubles in 2001. The main reasons for this rise include the growth of production, increase in cost of materials and salaries.

In order to cut maintenance expenditures to support the social and residential infrastructure, the Group transferred all key social infrastructure assets in the Norilsk industrial region to the municipal authorities in 2001. As a result, the Group wrote off 16,320 million rubles as unrealized expenses since the transferred assets had not been completely depreciated.

Net after-tax income before the write-off of social infrastructure assets in 2001 was 32,909 million rubles, a 38.6% reduction compared with 2000.

Some rates for taxes levied in Russia changed in 2001. The road tax rate was lowered from 2.7% of revenues in 2000 to 1% of revenues in 2001. The rate for payments to non-budget funds was reduced from 40.5% of salaries in 2000 to 28.8% in 2001.

Changes in the dividend taxation after the reporting date

As of January 2002, the dividends received:

- — by Russian organizations from Russian organizations are taxed at the rate of 6%;
- — by individuals, tax residents of the Russian Federation, from Russian organizations are taxed at the rate of 6%;
- — by foreign organizations from Russian organizations are taxable at the rate of 15%.



Production

In 2001, physical volumes of production grew for the entire range of metal products as compared with 2000.

The increase in production resulted from higher volumes of ore mined and the processing of stored pyrrhotite concentrates, stored reusable materials from the Company's enrichment and metallurgical plants.

Deliveries of high-grade matte from the Polar Division to Kola MMC under a tolling contract increased by 13.2% compared to 2000 (22.6% in terms of nickel content in the high-grade matte).

Production Volumes

(as % of the previous year)

	2001/2000	2000/1999	1999/1998
Ore mined	105.3	105.1	102.2
Nickel	102.9	104.9	103.9
Copper	107.0	110.3	104.5
Cobalt	113.1	120.7	127.4
Platinum-group metals [1]	100.2	110.2	106.4
Polar Division			
Nickel cathodes and granules	101.2	107.3	108.8
Copper	107.5	108.3	107.4
Cobalt	100.5	109.8	111.8
Platinum-group metals	100.7	109.2	112.3
Kola MMC			
Nickel cathodes and carbonyl nickel	105.1	102.1	93.4
Copper	105.3	118.7	94.1
Cobalt concentrate	114.7	103.2	101.7
Sulfuric acid	104.7	96.3	100.6
Platinum-group metals	82.1	114.5	87.7

Notes:

(1) Precious metals are produced by the following plants: Krasnoyarsk Precious Metals Plant, Prioksk Precious Metals Plant, and Ekaterinburg Precious Metals Plant.

Ore Mined by Polar Division and Kola MMC, Dry Weight
(as % of the previous year)

Mine	Type of ore	2001/2000	2000/1999	1999/1998
Polar Division				
«Oktyabrsky»	Total	103.4	104.6	105.2
	Rich	98.5	101.6	104.3
	Cuprous	197.8	676.6	—
	Disseminated	73.9	41.1	118.5
«Taimyrsky»	Total	103.1	108.9	103.0
	Rich	101.7	108.9	103.0
«Komsomolsky»	Total	115.8	103.4	104.5
	Rich	76.4	94.1	105.4
	Cuprous	123.9	113.2	119.8
	Disseminated	196.5	84.3	63.6
including:				
«Komsomolsky» mine	Total	110.9	105.0	110.3
	Rich	76.4	88.9	95.3
	Cuprous	123.9	113.2	119.8
«Mayak» mine	Total	141.2	87.3	75.4
	Rich	0.0	96.1	165.1
	Disseminated	196.5	84.3	63,6
«Skalistaya» mine	Total	140.2	145.8	136.3
	Rich	140.2	145.8	136.3
«Zapolyarny»	Total	103.2	101.2	111.9
	Disseminated	103.2	101.2	111..9
«Medvezhy Ruchey»	Total	106.2	175.1	181.5
	Disseminated	106.2	175.1	181.5
Total – Polar Division	Total	106.3	108.1	107.2
	Rich	97.6	103.2	103.7
	Cuprous	136.6	126.6	122.7
	Disseminated	113.5	114.1	111.8
Kola MMC				
«Tsentralny»	Disseminated	104.1	98.8	96.9
«Severny»	Disseminated	103.1	125.3	104.9
«Kaula-Kotselvaara»	Disseminated	99.5	99.2	79.0
Total – Kola MMC	Disseminated	103.7	100.6	95.5
Total		**105.3**	**105.1**	**102.2**

In 2001, the volume of ore mined increased by 1,010 thousand tons as compared with 2000, and by 1,450 thousand tons as compared with 1999. While the extraction volume of rich ores by the Polar Division decreased slightly, the extraction volume of cuprous ore at the «Oktyabrsky» mine and disseminated ores at «Komsomolsky» mines («Mayak») and «Medvezhy Ruchey» increased considerably. Reduced proportion of rich ores in the total volumes of ores mined by 2.8% has led to somewhat reduced metal grades.

Similarly, ore mining by the Pechenganickel Combine mines increased, in particular by the «Tsentralny» open pit mines (in absolute terms).



Rich and cuprous ores were mined using the slicing extraction method by filling the developed areas with hardening compounds. Rich ores of the «Skalistaya» pit, which is under construction, were extracted during preparatory works. Disseminated ores of the «Zapolyarny» mine were extracted using the method of floor-by-floor forceful collapsing and of the «Mayak» pit of the «Komsomolsky» mine – using slicing and chamber processing methods, by means of filling the developed areas.

At the «Severny» mine, ores were extracted using the chamber processing method by cutting ore using deep wells from sub-level shafts with a subsequent filling of the developed areas.

At the «Kaula-Kotselvaara» mine, the bulk of ore was extracted using the following methods: sub-level drives, sub-level cave-ins, and a variety of chamber processing systems.



Breakdown of the Polar Division's ore mining volumes (in terms of metal volumes) by mine in 2001
(%)

Mines	Ore Mined	Metals in the Ores Mined		
		Nickel	Copper	Platinum Group Metals
«Oktyabrsky»	37.9	50.1	66.0	54.6
«Taimyrsky»	22.6	32.5	19.7	16.1
«Komsomolsky»	20.7	14.2	11.9	17.3
«Zapolyarny»	11.8	2.2	1.7	8.3
«Medvezhy Ruchey»	7.0	1.0	0.7	3.7



Enrichment at Enrichment Plants

(as % of the previous year)

	2001/2000	2000/1999	1999/1998
Polar Division			
Ores processed, total	112.9	110.4	109.5
Nickel in nickel concentrate at AF + NMZ	106.2	105.9	113.3
Copper in copper concentrate at MZ	97.9	101.8	111.1
Norilsk Enrichment Plant			
Ores processed, total	94.7	105.9	113.0
Including:			
Rich ores	78.9	99.2	107.1
Disseminated ores	106.5	111.6	111.0
Nickel in nickel concentrate	59.5	91.0	117.6
Copper in copper concentrate	97.9	91.5	132.4
Talnakh Enrichment Plant			
Ores processed, total	137.1	117.4	109.1
Nickel in nickel concentrate	137.9	119.1	109.7
Copper in copper concentrate	147.7	114.3	118.5
Nickel in pyrrhotite concentrate	89.0	106.6	101.5
Enrichment Plant No. 1 of the Pechenganickel Combine			
Ores processed, total (dry weight)	103.0	99.3	96.3
Nickel	95.1	103.3	103.4
Copper	86.2	96.7	103.5
Cobalt	95.7	104.4	100.0
Concentrate output	95.4	99.9	101.4
Nickel	98.6	105.0	104.3
Copper	86.4	94.3	104.2
Cobalt	97.6	104.3	99.1

Notes:

AF — Agglomeration Plant
NMZ — Nadezhda Metallurgical Plant
MZ — Copper Plant

Volumes of ore processed by the Norilsk Enrichment Plant declined due to the transfer of rich ore processing to the Talnakh Enrichment Plant. As a result, the volume of rich ore processed by the Norilsk Enrichment Plant reduced along with nickel grades. The transfer of ore processing to the Talnakh Enrichment Plant was implemented in order to cut down on transportation costs by processing ore at a location closer to the mines.

The reduction of copper in copper concentrates in 2001 resulted from the fact that in 2001 the Norilsk Enrichment Plant processed about 550 thousand tons of stored pyrrhotite concentrates with lower metal content than ore concentrates.

Ore Enrichment – Metal Contents in the Concentrate

(Metal contents in concentrate in %)

	2001	2000
Norilsk Enrichment Plant		
Nickel concentrate at AF		
Nickel	4.28	4.84
Copper	2.57	2.71
Nickel concentrate at NMZ		
Nickel	4.53	6.51
Copper	2.26	2.80
Copper concentrate from ore		
Nickel	1.62	1.41
Copper	24.24	25.50
Proportion of copper to nickel, in units	14.96	18.09
Enrichment of stored pyrrhotite concentrate		
Metal content in concentrate		
Nickel	2.85	
Copper	1.41	
Processed, in thousand tons	542 852	54 357
Talnakh Enrichment Plant		
Nickel concentrate		
Nickel	9.04	9.19
Copper	4.53	4.90
Proportion of nickel to copper	2.00	1.88
Copper concentrate		
Nickel	1.12	1.14
Copper	27.95	28.35
Proportion of copper to nickel, in units	24.95	24.87
Pyrrhotite concentrate		
Nickel	2.23	2.55
Copper	0.59	1.01
Sulfur	29.00	26.83
Enrichment Plant No. 1 of the Pechenganickel Combine		
Metal contents in concentrate		
Nickel	7.40	7.14
Copper	3.24	3.56
Cobalt	0.243	0.237

Notes:

AF — Agglomeration Plant
NMZ — Nadezhda Metallurgical Plant

Extraction of Metals to Concentrate [1]
(%)

	2001	2000
Polar Division, in total		
To the combined (collective) concentrate		
Nickel	83.7	84.1
Copper	96.7	95.9
Cobalt	80.0	80.5
Norilsk Enrichment Plant		
To the nickel concentrate		
Nickel	67.5	73.1
Copper	22.1	17.8
Cobalt	53.5	64.7
To the copper concentrate		
Nickel	8.7	8.5
Copper	70.0	75.4
Cobalt	6.4	7.2
Enrichment of stored pyrrhotite concentrate		
Nickel	81.2	65.0
Copper	82.4	77.9
Cobalt	74.8	48.3
Talnakh Enrichment Plant		
To the nickel concentrate		
Nickel	72.9	70.2
Copper	21.9	23.5
Cobalt	72.8	70.4
To the copper concentrate		
Nickel	5.1	4.6
Copper	75.2	71.7
Cobalt	5.1	4.5
To pyrrhotite concentrate		
Nickel	7.8	11.0
Copper	1.3	2.7
Cobalt	7.7	10.7
Enrichment Plant No. 1 of the Pechenganickel Combine		
To the combined concentrate		
Nickel	73.0	73.0
Copper	74.0	76.6
Cobalt	62.3	63.0

Notes:

(1) Extraction of metals to concentrate shows how much of metal contained in the ores mined goes into concentrate (the remainder goes into tailings)

The decrease in the nickel extraction rates at the Norilsk Enrichment Plant in 2001 compared to 2000 was caused by the reduction in the volume of rich ore processed (as it was transferred for processing to the Talnakh Enrichment Plant).

In 2001, the Enrichment Plant of the Pechenganickel Combine had the same nickel extraction rates as in 2000. Copper and cobalt were below 2000 levels due to a lower content of the said metals in the ore used for processing.

Base Metals Output
(as % of the previous year)

	2001/2000	2000/1999	1999/1998
Polar Division			
Semi-finished products:			
High-grade matte produced by NZ	85.7	93.2	85.0
Nickel in high-grade matte	86.3	97.3	83.3
Blister copper produced by MZ	104.2	110.4	92.5
Nickel anodes	99.6	106.2	108.8
Nickel in nickel anodes	101.7	107.3	107.8
Nickel in sulfide concentrate	102.7	118.5	106.6
High-grade matte produced by NMZ	111.4	108.6	117.8
Nickel in nickel high grade matte	114.1	108.3	122.9
Copper anodes produced by NMZ	95.4	105.2	92.5
Final products(1):			
Nickel in cathodes and granules	105.0	105.0	103.9
Copper	106.8	107.3	102.9
Cobalt	113.7	140.3	111.6
Kola MMC, including tolling for third parties			
Nickel in high-grade matte	107.8	99.8	101.9
Nickel in cathodes and carbonyl nickel	105.1	102.1	93.4
Blister copper	91.9	125.1	92.9
Copper	105.3	118.7	94.1
Cobalt in concentrate	114.7	103.2	101.7
Sulfuric acid	104.7	96.3	100.6

Notes:

NZ — Nickel Plant
NMZ — Nadezhda Metallurgical Plant
MZ — Copper Plant
(1) Including processing at Kola MMC

The decline in production of nickel in high-grade matte at the Nickel Plant in 2001 was caused by an increase in the processing of nickel concentrate at the Nadezhda Metallurgical Plant, that resulted from the transfer of processing the rich ore from the Norilsk Enrichment Plant to the Talnakh Enrichment Plant. The transfer of processing of rich ore to the Talnakh Enrichment Plant, equipped with the latest technologies, allowed for the reduction of production costs for ore processing and to cut transportation costs. At the same time, stored pyrrhotite concentrate was actively processed by the Nickel Plant, resulting in additional metal output.





Processing of accumulated production by-products

Production by-products are metal-containing metallurgical by-products, produced as part of the metallurgical process and temporarily not processed further.

In 2001, the Polar Division of MMC Norilsk Nickel processed 816.1 thousand tons of production by-products of the Copper Plant and Nickel Plant, extracting respectively 15,069 tons of nickel, 33,747 tons of copper, and 714 tons of cobalt.

The Severonickel Combine processed 122 thousand tons of production by-products, extracting respectively 6,973 tons of nickel, 4,118 tons of copper, and 361 tons of cobalt.

Types of Finished Products in 2001
(in % for each metal)

Polar Division	
Nickel:	
Cathodes	84.2
Granules	15.8
Copper cathodes	100.0
Cobalt:	
Ingots	89.8
Cobalt in hydroxide	5.9
Cobalt sulphate	4.3
Technical grade selenium:	
ST – 1	40.7
ST – 0	59.3
Tellurium 9999	100.0
Kola MMC	
Nickel:	100.0
Cathodes	96.6
Carbonyl nickel (powder and pellets)	3.4
Copper in cathodes	100.0
Cobalt:	100.0
Concentrate	97.2
Carbonyl cobalt	2.8



Geological Research

Norilsk Region

The Norilsk region is a unique region in the world, with the potential to discover large industrial ore deposits of the «Talnakh» type (with high sulfide content) and low-sulfide platinum ores of the «Buschwelt» type. MMC Norilsk Nickel considers conducting geological research in this area as a priority.

MMC Norilsk Nickel holds licenses or priority rights to acquire the licenses to develop the following deposits.

At the Middle-Vologchanskaya site, located in the Taimyr peninsula, exploratory wells indicate disseminated ores, similar to the Talnakh ores in terms of PGM content. In its structure, the ore body also has similar characteristics to the Talnakh deposit. At this site a new promising level of copper and nickel mineralization, the Nizhnevologochansk Intrusion, has been discovered.

Within the borders of the Norilsk-1 deposit, industrial low-sulfide platinum ores have been discovered. These ores are within the reach of Zapolyarny mining operations and can be accessed using existing galleries.

The two projects described above are considered as having the most prospects in terms of platinum and platinum-copper-nickel types of ores.

Kola Region

In 2001, the Company received a joint license for an ilmenite and titanomagnetite deposit, South East Gremyakha. Extensive geological exploration is currently being carried out at the site. On the basis of the data obtained so far, considerable titanium ore reserves are anticipated (approximately 25 million tons).

In 2001, geological and exploratory work was continued at *the Sopcheozoersk chromite deposit.* Analysis of the chromite cross section at the flanks of the ore body indicate perspective reserves.

Extensive exploration for copper and platinum ores was carried out in the Monchegorsk region.



Distribution

Base Metals

The total sales of base metals in 2001 decreased by 26.5% to $1,776.8 compared with 2000. Sales volume of nickel products in 2001 decreased to 62.86% of the 2000 level, copper and high value-added products – 97.8%, cobalt and cobalt alloys – 67.2%.

This situation resulted from the decline on the global base metal markets that started in the second half of 2000 and continued through 2001, in particular in respect of nickel. The average annual realized price of exported nickel dropped to $5,625 per ton in 2001, as compared with $8,600 per ton in 2000.

Total copper sales in 2001 increased by 10.7% in 2000. The higher copper sales resulted from the fact that starting from the second quarter of 2001 Kola MMC switched from providing tolling services to third parties to purchasing copper scrap and increase in copper production by the Polar Division.

Overall, the copper market displayed greater stability in 2001 than the nickel market. The average annual realized price of exported copper decreased to $1,524.4 per ton from $1,785.2 per ton in 2000.

In 2001, the Group sold high value-added products for the first time copper rod was produced at OOO Elkat under a processing contract. In total, 15,706 tons of copper rod were sold, including 13,560 tons to cable companies in Russia, 2,145 tons to Ukraine. The average realization price of copper rods on the domestic market was $1,925 per ton including VAT.



Shipments of carbonyl nickel products in 2001 grew by 20.4% as compared with 2000 due to both a successful promotion of light powders produced by Kola MMC on the Asian market and higher sales volumes of carbonyl pellets.

Sales of cobalt and cobalt products were $72.8 million in 2001, down 32.8% from 2000. The average realized price of cobalt products in 2001 decreased to $16.2K per ton from $24.1K per ton in 2000 as a result of the decline of global cobalt market aggravated by increased competition and, as a consequence, increase of the quality requirements for cobalt and cobalt products. In 2001, JSC Ufaleynickel, which processes the Group's cobalt concentrate under a processing contract, launched production of cobalt in granules (accounting for approximately 17% of the total cobalt output of the Group). Introduction of the new product led to an expansion of export sales primarily to the chemical industry.





In 2001, the Group paid custom duties for metal deliveries of 4.78 billion rubles.

Responding to the initiation of active efforts by MMC Norilsk Nickel to sell its products domestically (the largest share of sales revenue came from sale of copper and its by-products), domestic sales revenue went up to $163.9 millions in 2001. In spite of negative factors that held back prices, 2001 domestic sales revenue exceeded 2000 figures by 55.3%.

Realized Export Prices
(in USD per ton)

Name	2001	2001/2000, %
Nickel	5 625	65%
Copper	1 524	85%
Cobalt	16 200	67%

Precious Metals

In 2001, total precious metals sales were $1,915.1 million, a decrease of 27.5% from 2000. Palladium sales in 2001 stood at 70.2% of 2000 sales, platinum – 136.7%, rhodium – 85.0%, gold – 86.1%, and silver – 112.9%.

Lower sales figures for precious metals were driven by the following factors:

- Growth trend on the palladium market that started from the middle of 1990's reversed in 2001 leading to a decline of the palladium price. Having reached a record of $1,090 per a troy ounce on January 26, 2001, the price of palladium plunged by almost half over the year. During the same time, the price of platinum fell by 20 percent, from $608 to $480 per troy ounce. Rhodium prices were also down by more than half, from $2,025 to $950 per a troy ounce.
- Reduction of palladium sales in terms of physical volumes by 36.6% resulted in a suspension of sales on the spot market in the second half of the year. Total palladium sales in 2001 decreased to $1,218.4 million. Most palladium was sold at higher prices on the spot market in the first half of the year, thus resulting in a higher average realized price for this metal as compared with 2000.

At the same time, platinum sales increased in 2001, which was due to the growth of physical sales, in particular export sales of additional metal, that was released from a pledge from Sberbank. Platinum sales amounted to $509.1 million. In 2001, the price of platinum did not fall as much as the prices of other PGMs, so that the average realized price of platinum in 2001 remained approximately at the same level as in 2000.

Rhodium sales decreased to $138.4 million. The 15.0% loss of revenues in 2001 compared with 2000 was caused both by a drop in sales volumes and lower prices due to worsening market conditions.

The share of other precious metals in total revenues is much smaller than the PGMs' share, and it is not a major factor for the analysis of revenue sensitivity. Gold sales generated revenues of $21.9 million (86.1% of 2000 level), silver – $21.2 million (112.9% of 2000 level).

Changing focus of distribution

MMC Norilsk Nickel is a world leader in nickel production with a 22% share of the global nickel output. According to 2001 sales figures, 48% of all nickel was sold to end-users, while the remaining 52% were sold on the spot market. A similar situation was observed in sales of platinum group metals.

In accordance with its corporate strategy, the Group began refocusing its distribution and marketing policies. In particular, the Group is concentrating its efforts on increasing sales to end-users and regional distributors while reducing sales to traders. Special focus is being put on the establishment of long-term business relations by means of entering into long-term delivery contracts, signed for a period of several years (without price fixing).

Moreover, the Group is also aiming to introduce a more sophisticated customer targeting program, by offering more flexible delivery terms and adjusting product specifications to the demands of individual customers.

Sales of Metals in 2001

(in millions of US Dollars or as % of 2000)

Product	Revenue [1]	2001/2000, physical volume	2001/2000, value
Total			
Base metals			
Nickel cathodes	969.6	98.8%	62.1%
Carbonyl nickel	25.4	120.4%	118.0%
Copper cathodes	677.3	110.7%	93.5%
Copper rods	31.7		
Cobalt and cobalt alloys	72.8	91.7%	67.2%
Total base metals	1 776.8		73.5%
Precious metals			
Palladium	1 218.4	63.4%	70.2%
Platinum	509.1	139.4%	136.7%
Rhodium	138.3	93.3%	85.0%
Ruthenium	5.3	147.5%	122.2%
Iridium	0.8	19.0 x	14.5 x
Gold	21.9	92.2%	86.1%
Silver	21.3	129.5%	112.9%
Total precious metals	1 915.1		82.5%
Export			
Base metals			
Nickel cathodes	895.5	101.2%	60.2%
Carbonyl nickel	24.6	122.1%	120.7%
Copper	617.2	105.4%	88.5%
Copper rods	3.1		
Cobalt and cobalt alloys	72.4	92.9%	68.2%
Cobalt and cobalt alloys	1 612.9		69.8%
Precious metals			
Palladium	1 217.6	63.3%	70.1%
Platinum	509.1	139.4%	136.7%
Rhodium	137.5	95.8%	88.1%
Ruthenium	5.2	188.7%	157.8%
Iridium	0.7		
Gold	0.0		
Silver	5.7	80.0%	75.1%
Total precious metals	1 875.7		82.4%
Domestic market			
Base metals			
Nickel cathodes	74.2	66.0%	99.0%
Carbonyl nickel	0.8	77.0%	68.4%
Copper	60.0	251.8%	218.7%
Copper rods	28.6		
Cobalt and cobalt alloys	0.3	9.5%	16.3%
Total base metals	163.9		155.3%
Precious metals			
Palladium	0.8	215.1%	297.5%
Platinum	0.0	0.0%	0.0%
Rhodium	0.8	14.1%	12.5%
Ruthenium	0.1	14.5%	10.2%
Iridium	0.1	260.0%	242.1%
Gold	21.9	92.2%	86.1%
Silver	15.6	164.0%	138.2%
Total precious metals	39.4		82.5%

Notes:

(1) Revenues from sales of precious and base metals have been calculated taking into account deliveries that have already been paid for («payment» method) and include export duties. Revenues from precious metals exports also include the commission charges of Almazyuvelirexport.

New Equipment and New Technologies

The priority areas of the Group's investments in 2001 were construction and launching of production facilities and mineral base objects, so that a timely replacement of obsolete capacities was guaranteed; modernization and technical upgrade of enrichment and smelting facilities; introduction of automated systems for managing technological processes; measures to protect natural environment by reducing emissions and improving ecology.

Total capital investments in 2001 amounted to 13,510 million rubles, approximately 1.4 times more than in 2000. Industrial investments accounted for 7,794.7 million rubles or 57.7% of total capital investments; non-industrial investments - 732.0 million rubles or 5.4%, and sundry equipment amounted to 4,983.3 million rubles or 36.9%.

Breakdown of Capital Investments of the Group in 2001

Type of Investment	%
Mineral base	22.0
Concentration	8.8
Metallurgy	13.1
Energy and automation	5.9
Objects of support infrastructure	7.9
Non-production objects	5.4
Sundry equipment	36.9

Mining

In 2001, a total of 2.2 billion rubles were invested in mining. Of this, 534 million rubles was invested in the «Taimyr» mine, 298 million rubles – in «Oktyabrsky» mine, 1,028 million rubles - in «Komsomolsky» mine and 388 million rubles - in «Severno-Gluboky» mine.

Ore extraction methods by using remote controlled transport machinery «TORO» were introduced at the «Oktyabrsky» mine. Use of this technology increases worker safety.

The «Komsomolsky», «Oktyabrsky» and «Taimyr» mines have installed technology for preparation of simple granulite-type explosives from ammoniac salt peter. These mines produce the majority of their explosive materials. Adoption of this technology reduces the cost of blasting works and increases worker safety, and cuts costs associated with storage and transportation of explosive materials.

New unloading technologies for mining solids, bringing them into shock-resistant condition by drilling large-diameter unloading wells, were introduced at the «Oktyabrsky» mine. This technology sustains mining productivity and ensures worker safety.

The open-pit mines of Kola MMC have installed technology for preparing water resistant emulsifying explosive materials and a system of non-electrical blasting methods, which helped to increase safety and quality of blasting works.

The «Severny» underground mine started to operate an underground workshop for production of granulite-type explosives.

During the year, the Group's underground mines have been undergoing mechanical upgrades of auxiliary operations, aiming at the increase of mining productivity, better safety and improving technologies. In addition to main industrial equipment (loading & transportation, drilling, blasting charges, automated dumpsters) some other machinery was also launched into operation such as self- driving machines assisting in mechanization of auxiliary works (raising spray-concrete fortifications, installing roof-bolting and cable bolting, roof trimming).

Enrichment

Investments in the Norilsk and Talnakh Enrichment Plants accounted for 379 million rubles and 687 million rubles, respectively.

Throughout 2001, the Polar Division enrichment plants continued to adopt new technological schemes and reagent regimes, further developed their automation project (automated management system PROSKON), and installed new imported equipment, including crushing units and pumps. The comprehensive automated system is expected to be launched in 2002.

The Norilsk Enrichment Plant conducted industrial testing of processing of discard slag from the Copper Plant.

At the Talnakh Enrichment Plant a new selective-collective flotation system for processing rich ore was introduced and a system for further crushing ore using Nordberg breakers was installed. Throughout 2001, steel pipes continued to be replaced by fiberglass pipes for water transportation of concentrate. Intensive gravitation technology («Tiger») was installed to process the by-products of the enrichment plants.

Reconstruction of the Enrichment Plant No. 1 of the Pechenganickel Combine continued in 2001 to facilitate production of concentrate with 8% nickel content, while having no reduction of metal extraction in the concentrate. Expected date of completion is 2002-2003.

Metallurgy

Polar Division

The construction of a two-zone Vanukov furnace at the Copper Plant continued in 2001 to increase the efficiency of the metallurgical processes. The furnace is expected to be launched at the end of 2002 – beginning of 2003. 247 billion rubles were spent towards its construction in 2001.

251 million rubles were invested in the reconstruction of furnaces at the sinter shop of the Nickel Plant. 457 million rubles were spent towards expansion and reconstruction of the Nadezhda Metallurgical Plant.

«Severonickel» Combine

- Introduction of production of industrial carbonylic nickel powder grade PN-S 27. Testing of a technological regime to produce a special nickel powder of grade PN-S 10.
- Installation of a «Minprok» unit for the processing of copper-containing mineral materials using the «roasting-leaching-electrical extraction» method at the copper electrolysis shop.

«Pechenganickel» Combine

- Replacement of large grain breakers at the smelting plant.
- Introduction of a concentrate refining system at the 1st section of the Enrichment Plant, allowing to raise the nickel content in the concentrate.
- Launching of two new filter presses, LAROX, at the sinter plant.

Environmental Protection

Industrial activities of the Polar Division of MMC Norilsk Nickel have significant effects on the ecological environment of the city of Norilsk and the neighboring areas. As a by-product of the processing of sulfuric ores, sulfur dioxide is produced, which accounts for more than 97% of all waste emission polluting the atmosphere.

Environment protection investments in 2001 at the Polar Division reached 3,928 million rubles (2,862 million rubles in 2000), and 798 million rubles were spent at the Kola MMC (104 million in 2000).

At Kola MMC, the total atmospheric emissions of pollutants in 2001 were reduced by 7% compared to the previous year, with the total emissions of sulfur dioxide down by 6.8% and hard elements – by 17.2%. At the Polar Division of MMC Norilsk Nickel, the total emissions of atmospheric pollutants in 2001 were less by 1.6% compared to the previous year, including reduction in sulfur dioxide emission of 1.4%, and hard elements – by 10.8%.

The decrease in sulfur dioxide emissions was caused by improved quality of raw materials, ceased processing of low-nickel pyrrhotite, and engagement of low-sulfurous (stored and tailings) materials into processing.

Payments to the Russian government as penalties for environmental pollution amounted to 726 million rubles at the Polar division (622 million rubles in 2000) and 109 million rubles at the Kola MMC (84 million rubles in 2000).

Higher environmental charges were applied due to an increase in the federal coefficient for payment indices from 70 to 90, while at the Severonickel Combine it was also due to increase in waste placement charges. The growth of operating and capital repairment expenses was triggered by a re-evaluation of fixed assets designated for nature protection, transferred onto the balance sheet of OJSC Kola MMC from JSC «Pechenganickel» MMC and JSC «Severonickel» Combine.

The Group also complies with the guidelines of the Convention on Trans-Border Air Pollution, while the targets set by the Convention to reduce sulfur dioxide emission of the Kola MMC were met significantly ahead of schedule. Emission reduction has unequivocal positive effects on the environment, including the neighboring foreign countries (Norway, Finland, and Sweden).

Kola MMC

In order to reduce harmful emissions and normalize the ecological situation in the Kola Peninsula, MMC Norilsk Nickel with the help of the Norwegian government is reconstructing the metallurgical facilities at the Pechenganickel Combine. The Norwegian government offered a grant of $30 million, another $30 million in the form of a low rate loan was supplied by Nordic Bank with the remainder of the $91.5 million program to be covered by the Group.

The reconstruction of the Pechenganickel Combine includes the following:

— Continuing reconstruction of the concentrator and the sinter plant at the Pechenganickel Combine and reconstruction of the smelting and sulfuric acid plants. This will allow to introduce in 2004 the technology for processing concentrates without sintering and to reduce harmful emissions in the atmosphere of the city of Zapolyarny.

Reconstruction of the Severonickel Combine includes the following:

— Completing construction of an individual gas removal system at the metallurgical shop. The construction of this system will reduce SO_2 emissions by approximately 1,900 tons and copper dust by approximately 50 tons per year.

— Introduction of sinter technology, leaching and electrical extraction of copper concentrate. Installation of the sinter technology will allow to reduce SO_2 emissions by approximately 430 tons per year.

Polar Division

In 2001, the key measures to reduce harmful effects on the environment included the following:

— Construction of a two-zone Vanukov furnace to reduce gas emissions from the converter process and to prepare the gasses for further utilization.

— Plan to reconstruct flash smelters at the Nadezhda Metallurgical Plant in order to close obsolete processes at the Nickel Plant and Agglomeration Plant.

— Replacement of heating machinery and improvement of fuel burning regimes at the Norilsk energy suppliers; reconstruction of central heating and power plant and replacement of turbo units and medium pressure boilers. Anticipated effects – reduction of nitrogen oxide in gas emissions by approximately 140 tons per year.

— Expansion of moist gas filtering at the Copper Plant. Expected results – effective dust collection from gas emissions of Vanukov furnace at a 99.7% level, preparation of gas emissions for further utilization.

— Construction of a new water-cooling tower at the Nickel Plant (chloric-cobalt shop). Expected effect – reduced use of primary water by 1 million cubic meters, reduced disposal of sewer water outside the factory.



Transfer of Social Infrastructure Assets

In 2000 – 2001, the main social infrastructure assets located in the city of Norilsk were transferred from the Group's balance sheet to municipal ownership. As a result of this, in 2001 the Group recorded a write-off of 16.3 billion rubles.

In 2002, financing of the transferred assets will be gradually shifted to the budget of the city of Norilsk.

Recreation Programs

Due to its location within the Polar Circle and hazardous work environment, the Group provides rehabilitation and sanatorium and resort treatment programs for its workers.

In 2001, more than two thousand workers received sanatorium and resort health treatment vacation packages, 2,064 children of employees went to summer camps, with the privilege provided for children of the parents who had no vacations during the summer. On average, employees paid 30% of the price for their vacation packages, the remainder was sponsored by social security funds and the Group.

The Group's facilities operate 107 sports clubs available to the Group's employees.



Relocation to the «Mainland»

In 2001, the Group continued to develop and realize special programs, providing for socially acceptable employment rationalization of the Polar Division of MMC Norilsk Nickel and relocation of Norilsk area residents, the former employees of the Polar Division, together with their family members to areas with a better climate.

«Six Pensions» (limited term, payable within 2 years) and **«Lifetime Professional Pension»** programs offer additional pensions to workers with 15 or more years of service at the company, who are leaving the company and relocating to the «Mainland», to the areas with a better climate. In 2001, a total of 714 employees received funds from these programs and moved to the «Mainland».

«Compensation Payments for Surrendered Housing When Leaving the Far North» program offers to the workers, leaving the Group and relocating to the «Mainland», a lump sum payment, depending on the length of service and the salary level. In 2001, a total of 255 workers, who permanently relocated to areas with more favorable climate benefited from this program.

Employees and Salaries

In 2001, MMC Norilsk Nickel continued with planned employment reduction, scheduled as a result of the Group restructuring, technical upgrade and reconstruction of production lines, elimination of inefficient work places, and implementation of social programs that encourage workers to leave and optimize professional and qualification levels of employees.

In 2001, the number of Group employees was down to 89,399 persons, a reduction of 2,697 persons or 2.9% compared with 2000. The number of production workers decreased by 1,006 people or 1.4% from the previous year.

In line with the Collective Agreement, salaries at MMC Norilsk Nickel became directly linked to the production volumes in terms of their value or physical terms, and to other key operating and financial performance figures (including changes in the cost of goods sold, labor productivity).

The average monthly wage of workers at MMC Norilsk Nickel in 2001 was 18,612 rubles, higher than that of 2000 by 26.8%.

Employees and Salaries of MMC Norilsk Nickel

	2001	2000
Average number of employees	89,399	92,096
Average number of production workers	69,214	70,220
Total wages, in million rubles	19,967	16,219
Average monthly wage, in rubles	18,612	14,676

Personnel Development

A priority of the Group's employment policy is to develop a highly qualified and well-motivated workforce, capable of efficiently implementing the Group's corporate strategy, to improve competitiveness, and to secure leading positions in the international base and precious metals markets.

As part of its employment policy, the Group provided for the following at universities in Russia and the educational centers of the Group:

- 7,200 managers and employees upgraded their qualification and received professional training;
- 150 people received new professional qualifications, 3,400 workers went through training and 2,900 workers received second professional qualifications.

Trade Unions and Work Safety

The key mechanism to resolve social and labor disputes at the Group is the Collective Agreement. All targets set by the Collective Agreement for 2001 have been met.

In order to implement specific provisions set by the Collective Agreement, a number of issues were coordinated with trade unions, including work hours and duration of vacations, the schedule of work shifts according to the specifics of the Group's manufacturing process, lists of production lines, industrial units, professions and positions, which permit for shorter working hours.

Trade unions are also involved in the realization of social programs (health programs for employees and their families, lifetime professional pension plans and a series of other programs). Trade unions are also engaged in discussions, concerning the amount and structure of social needs spending.

Policy on work safety is built on the principle that the lives and health of workers are a priority. Together with trade unions, the Group's management developed labor safety initiatives reviewed by commissions and committees created within the framework set by the Collective Agreement and contracts. The joint efforts undertaken allowed to reduce in 2001 the total number of accidents by 22.9%, as compared with the previous year, and the number of serious accidents – by 5.1%. Moreover, the number of work days lost due to temporary disability was reduced by 14.6%.

Charity

One of the priority tasks of the Group's social policy is the creation and support of an up-to-date educational system in the Norilsk Region and in the Taimyr Autonomous District, which provides education and training and allows the Group to raise its own high qualified professionals. The Group enjoys a long-standing tradition of «patronage» by some of the Group's divisions of educational institutions in the cities of Norilsk, Talnakh and Kayerkan.

The Group puts special emphasis on creating normal conditions for raising and educating children, who were left having no parents, handicapped children and children from difficult families, all of which are the most socially vulnerable residents of the Norilsk industrial area. The Group assumed patronage over a specialized general education school/orphanage of the city of Norilsk. The group also supports an orphanage and a live-in school, where orphans and abandoned children are raised. Regular assistance is also rendered to the Antipin family orphanage.

The Group also offers financial assistance to the Norilsk cadet corps, World War II and Afghan war veterans, and regional branches of the All-Russia Association of Disabled located in the Norilsk area.

The Group has a long-standing tradition of providing assistance and help to the aborigines inhabiting the Taimyr Autonomous District. At present, in addition to taxes and indirect subsidies (partial financing of residential and communal infrastructure costs, transportation services, etc.), the Group also realizes a charitable program, providing aid to settlements, populated by Taimyr aborigines.

Litigation and Sanctions

In 2001, there were 50 court cases involving MMC Norilsk Nickel pending arbitration.

MMC Norilsk Nickel filed 12 claims seeking a total compensation of 1,797 million rubles out of which, as of December 31, 2001, five cases had been ruled upon. Three claims for a total value of 948 million rubles were satisfied in favor of MMC Norilsk Nickel. As of December 31, 2001, 7 claims worth 849 million rubles were still pending.

38 claims were filed against MMC Norilsk Nickel for a total amount of 838 million rubles. The arbitration courts ruled on 26 cases. As a result, three claims worth 2 million rubles were accepted. As of December 31, 2001, 12 claims seeking a total compensation of 64 million rubles were still pending.

On February 7, 2001, Federal Commission for the Securities Market filed a claim seeking to void the restructuring of RAO Norilsk Nickel. RAO Norilsk Nickel defended itself from this claim and won its case in the courts of two instances. On June 27, 2001, the Federal Arbitration Court of the Moscow Region rejected a cassation appeal filed by the Commission against the court of first instance. Earlier, the same appeal by the Commission was rejected by the Moscow Arbitration Court.

On April 26, 2002, the Higher Arbitration Court of the Russian Federation submitted a case seeking to void the restructuring of RAO Norilsk Nickel, for re-examination to the court of first instance, the Moscow Arbitration Court. RAO Norilsk Nickel intends to further defend its position in relation to this case.

Duties

In 2001, export duties on copper and nickel scrap were retained at high levels, thus helping to increase capacity utilization of Severonickel Combine of Kola MMC by bringing scrap into processing.

In February of 2002, the export duty on nickel was reduced from 10% to 5%. The export duty of copper remained at the 10% level, and platinum group metals – at 6.5%.



13 BOARD OF DIRECTORS AT MMC NORILSK NICKEL

Full Name	Job Title
Sergey Vladimirovich Aleksashenko	Member of the Board of Directors since 2001
Vladimir Ivanovich Dolgikh	Member of the Board of Directors since 2001
Oleg Vital'evich Eremeev	Member of the Board of Directors since 2001
Dmitry Vadimovich Zelenin	Member of the Board of Directors since 1998
Larisa Gennad'evna Zel'kova	Member of the Board of Directors since 2001
Evgeny Ivanovich Ivanov	Member of the Board of Directors since 2001
Andrey Alexandrovich Klishas	Chairman of the Board of Directors since 2001
Ekaterina Mikhailovna Sal'nikova	Member of the Board of Directors since 2001
Johnson Talovich Khagazheev	Member of the Board of Directors since 1998

Brief Biography

From 2000 - member of the Management Board and Deputy General Director at CJSC «Interros». Member of the Board of Director of Rusia Petroleum, from 1995 to 1998 – First Deputy Chairman of the Central Bank of the Russian Federation. Mr. Aleksashenko is 42.

Retired. From 1997 – Chairman of the Management Board of the Company «Krasnoyarskoe Zemlyachestvo». Mr. Dolgikh is 77.

From 2001 – Chairman of the Management Board of the holding company «Interros-Finkom». From 1996 to 1999 – General Director of the pension fund, «Interros-Dostoinstvo», and «Interros-Soglasie», an insurance company. Mr. Eremeev is 39.

From 2000 – Deputy General Director and Deputy Chairman of the Board at OJSC MMC Norilsk Nickel. Member of the Board of Directors at OPSC Kola MMC, Deputy Chairman of the Supervisory Council at JSCB Prominvestbank, member of the Board of Directors at OJSC «OKB A.S. Yakovlev». Mr. Zelenin is 40.

From 1998 – Director of Public Relations at CJSC Holding Company «Interros» and a member of the Board of directors at CJSC «Publishing House Komsomolskaya Pravda». From 1999 – member of the Board of directors at CJSC «Prof-Media». Ms. Zel'kova is 33.

From 2001 – President and Chairman of the Management Board at JSCB «Rosbank». From 1999 to 2000 – Chairman of the Management Board, and from 1997 to 1999 Deputy Chairman of the Management Board of JSCB «Uneximbank». Prior to Uneximbank worked at the Central Bank of the Russian Federation. Mr. Ivanov is 36.

From 2001 - General Director and Chairman of the Management Board of CJSC «Holding Company Interros», member of the Board of Directors at OJSC «Federal Contracting Corporation «Roskhlebprodukt». From 2000, member of the Board of Directors at OJSC JSCB «Rosbank». From 2000 to 2001, member of the Board of Directors at OJSC «Sidanko». Mr. Klishas is 29.

From 1998 to the present – Director of Corporate Governance at CJSC «Holding Company Interros», member of the Board of Directors of CJSC «Energomashexport». From 2000 to 2001, member of the Board of Directors of OJSC «Sidanko». Ms. Sal'nikova is 45.

From 2001 – First Deputy General Director and First Deputy Chairman of the Management Board of MMC Norilsk Nickel, member of the Board of Directors of OJSC «Murmansk Marine Navigation». From 1998 – General Director of the Polar Division of OJSC MMC Norilsk Nickel. From 2000 to November 1, 2001, Chairman of the Board of Directors at OJSC Kola MMC. Mr. Khagazheev is 62.

Notes:

The new composition of the Board of Directors was approved by the General Shareholders' Meeting of MMC Norilsk Nickel on April 24, 2001

Management Board of MMC Norilsk Nickel

Full Name		Job Title
Mikhail Dmitrievich Prokhorov [1]		General Director and Chairman of the Management Board
Johnson Talovich Khagazheev[1, 2]		First Deputy General Director and First Deputy Chairman of the Management Board
Dmitry Vadimovich Zelenin[2]		Deputy General Director and Deputy Chairman of the Management Board
Yuri Alekseevich Kotlyar		Deputy Chairman of the Management Board
Leonid Borisovich Rozhetskin		Deputy Chairman of the Management Board and Advisor to the General Director
Maxim Valerievich Finsky		Deputy Chairman of the Management Board and Deputy General Director

Brief Biography

Member of the Board of Directors of JSCB «Rosbank» and CJSC JSCB «International Finance Company». Held position of Chairman of the Management Board at JSCB «Uneximbank» and member of the Board of Directors at CJSC «Holding Company Interros». Mr. Prokhorov is 37.

General Director of the Polar Division of OJSC MMC Norilsk Nickel. Member of the Board of Directors of OJSC «Murmansk Marine Navigation» and Chairman of the Board of Directors of OJSC Kola MMC until November 1, 2001. Mr. Khagazheev is 62.

Member of the Board of Directors of OJSC «Kola MMC», Deputy Chairman of the Supervisory Council of JSCB «Prominvestbank», member of the Board of Directors of OJSC «OKB A.S. Yakovlev». Mr. Zelenin is 40.

General Director an Chairman of the Management Board of RAO «Norilsk Nickel» and General Director of OJSC «Gypronickel». Was First Deputy Chairman of Roskomdragmet. Mr. Kotlyar is 63.

President of «LV Finance», member of the Board of Directors of CJSC «Sonic Duo», OJSC «National Taxophone Network», OJSC «Svyazinvest-Media», OOO «CT-Mobile». Was a co-founder and Managing Director at «Renaissance Capital». Mr. Rozhetzkin is 35.

Was First Deputy Chairman of the Management Board of JSCB «International Finance Company». Mr. Finsky is 36.

Notes:

(1) Mr. Prokhorov became the General Director on August 1, 2001. Prior to this date Mr. Khagazheev was General Director

(2) Member of the Board of Directors

Restructuring

Most of the planned restructuring of the Group, which started in 2000 to create a more efficient financial and corporate structure by shifting the capitalization center from RAO Norilsk Nickel to MMC Norilsk Nickel, was completed in 2001.

The restructuring was implemented by means of an issue of additional common shares of MMC Norilsk Nickel, which were placed through a closed subscription among RAO Norilsk Nickel shareholders and paid for with common and/or preferred shares of RAO Norilsk Nickel shares.

The Extra-Ordinary General Shareholders' Meeting of the Open Joint Stock Company Norilsk Mining Company, held on February 21, 2001, approved changing the Company name to OJSC MMC Norilsk Nickel and adopted a new edition of the Company Charter (with the changed Company name and increased the Company's charter capital, in connection with a successful placement of 122,301,272 additional common shares and registration of the equity issue results by the Federal Commission on Securities Market of Russia on February 15, 2001). In addition, an increase in the Company charter capital by placing 135,113,137 additional common shares through a closed subscription among RAO Norilsk Nickel shareholders was approved as well as Regulations on the Company Board of Directors, and the Board of Directors was reelected.

The restructuring resulted in 96.9% of RAO Norilsk Nickel shares being exchanged in 2001 for the shares of OJSC MMC Norilsk Nickel. As part of the restructuring, approximately 15% of the shares of OJSC MMC Norilsk Nickel were issued in the form of Level-1 American Depository Receipts (ADRs). OJSC MMC Norilsk Nickel shares were listed on the RTS and MICEX.

As the next step of the restructuring, the liquidation of the «cross-ownership» of shares was initiated, specifically of the equity stake in OJSC MMC Norilsk Nickel held by RAO Norilsk Nickel and comprising 44,569,170 shares or 17.62% of the Company charter capital. In order to liquidate the «cross-ownership», the Board of Directors of OJSC MMC Norilsk Nickel offered shareholders to reduce the charter capital of OJSC MMC Norilsk Nickel by buying back and redeeming 38,761,525 shares held by the Group.

The remaining 5,807,645 shares in MMC Norilsk Nickel were reserved for a subsequent swap for RAO Norilsk Nickel shares, which was the exact number of shares still held by RAO Norilsk Nickel shareholders, who for one reason or another have not yet participated in the exchange. RAO Norilsk Nickel shareholders were extended an opportunity to swap their shares for OJSC MMC Norilsk Nickel shares for a half-year period from January 17 until July 17, 2002.

The Extra-Ordinary General Shareholders' Meeting of OJSC MMC Norilsk Nickel, held on December 24, 2001, adopted a resolution to amend the Company Charter, which was necessary to allow for re the elimination of the «cross-ownership». Approved amendments and additions to the Charter of OJSC MMC Norilsk Nickel provided the Group with the right to buy back its own shares in order to the charter capital and to receive non-cash payments for these shares.

As the next step towards elimination of the «cross-ownership», an Extra-Ordinary General Shareholders' Meeting was held on March 29, 2002, which approved by a majority vote the reduction of the charter capital of OJSC MMC Norilsk Nickel through a repurchase of some of the shares outstanding.

After buying back and subsequently redeeming of 38,761,525 shares, the charter capital of OJSC MMC Norilsk Nickel will be 213,905,884 rubles (213,905,884 common shares, with the nominal value of 1 ruble each).

Directions for Strategic Development

In 2001, the Company's Board of Directors approved the following key directions for the strategic development of OJSC MMC Norilsk Nickel:

— Diversification of the range of produced metals in order to minimize cyclical effects on the financial performance of the Group.

— Primary manufacturing focus on the metals, where the Group can hold a substantial market share.

— Exploration and development of large-scale and high-quality domestic and foreign mineral deposits.

— Expansion and development of proprietary geological research, proprietary scientific research and development, proprietary power supplies, and securing energy independence.

— Geographical diversification of investments.

Charter capital and the Stock Market

Charter capital of OJSC MMC Norilsk Nickel is divided into 252,667,409 common shares, of which 38,761,525 shares (formerly held by RAO Norilsk Nickel in 2001) are destined for cancellation as part of the elimination of the «cross-ownership». The expected number of shares outstanding after the restructuring is 213,905,884 shares.

On May 30, 2001, OJSC MMC Norilsk Nickel shares began trading on the electronic exchange RTS – one of the leading stock exchanges in Russia. All of the top Russian investment and brokerage firms, and Russian representative offices of the leading international investment banks and firms are members of the RTS. On June 21, first through the fourth issues of the Company shares were added to the Moscow Interbank Currency Exchange list of quotations, and starting from October 31, 2001, shares of the fifth issue, the last in the restructuring program of the Group, started trading at MICEX.

On June 15, 2001, the Group signed a depository agreement with the Bank of New York. In accordance with the agreement Level-1 ADRs were issued against RAO Norilsk Nickel shares, that was followed by a subsequent re-registration of these ADRs against MMC Norilsk Nickel shares during the restructuring of the Group. Custodial services for ADR transactions are rendered by ING and DTC depositories. ADRs are actively traded over the counter in the United States, Great Britain and Germany. These securities are also traded at the electronic OTC section of the London Stock Exchange. In addition, the Group securities have been allowed to trade at the Frankfurt, Berlin and Munich stock exchanges. Access to foreign trading floors attracted interest from the foreign investors and led to the growth of liquidity of the Company stock – at the end of 2001, 33 million of ADRs were in circulation (approximately 13% of MMC Norilsk Nickel shares outstanding). ADRs convert into Company shares at a 1:1 ratio.

The market capitalisation of OJSC MMC Norilsk Nickel is used in calculation of the key Russian stock indices: the RTS, Interfax, Moscow Times, AK&M, as well as some stock indices of the leading international investment institutions and stock exchanges, including the MSCI, CSFB, HSBC, Bank of New York, and the Vienna Stock Exchange.

Share price at the RTS[1]

	Share price, in rubles			Share price, in US dollars		
	Low	High	Period End	Low	High	Period End
1998	3.4	39.9	8.3	0.3	6.7	0.4
1999	9.5	189.0	189.0	0.4	7.0	7.0
2000	171.8	339.3	205.5	6.1	12.1	7,3
2001[1]	194.4	606.3	513.0	6.5	20.9	17.0
2001[1]						
1 Quarter	194.4	361.8	360.9	6.5	12.6	12.6
2 Quarter	318.8	606.3	524.7	11.1	20.9	18.1
3 Quarter	368.4	526.6	355.0	12.5	18.0	12.5
4 Quarter[1]	286.4	513.0	513.0	9.7	17.0	17.0

ADR price – OTC section of the London Stock Exchange
(in USD)

	Low	High	Period End
4 Quarter	10.9	17.0	17.0

ADR price – OTC section of NASDAQ
(in USD)

	Low	High	Period End
4 Quarter	10.7	17.5	17.3

Notes:

(1) Until September 10, 2001, RAO Norilsk Nickel shares; after September 10, 2001 – OJSC MMC Norilsk Nickel shares.

OJSC MMC Norilsk Nickel share price vs. RTS Index in 2001[1]
(in USD)



21
18
15
12
9
6
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII
MMC Norilsk Nickel share price
Adjucted RTS index

Notes:

(1) Until September 10, 2001, RAO Norilsk Nickel shares;
after September 10, 2001 – OJSC MMC Norilsk Nickel shares.

15 | EXECUTIVES AND MEMBERS OF THE BOARD OF DIRECTORS' EQUITY OWNERSHIP

Name	Job Title	Number of shares	Stake in charter capital, %
M.D. Prokhorov	General Director and Chairman of the Management Board	800 000	0.317
D.T. Khagazheev	First Deputy General Director, First Deputy Chairman of the Management Board, Member of the Board of Directors	37 400	0.0148
Yu. A. Kotlyar	Deputy Chairman of the Management Board	358	0.00014
S.V. Aleksashenko	Member of the Board of Directors	20 000	0.0079
V.I. Dolgikh	Member of the Board of Directors	479	0.00019
Total	Members of the Management Board and Members of the Board of Directors	858 237	0.34

Declaration on Corporate Governance

MMC Norilsk Nickel declares its intention to follow the standards and recommendations in the area of corporate governance laid out in the Code of Corporate Governance issued by the Federal Commission for the Securities Market (FCSM Code).

To comply with the FSCM Code and in connection with the Federal Law No. 120-FZ dated 7 August 2001 «On the Introduction of Changes and Additions to the Federal Law «On Joint Stock Companies», MMC Norilsk Nickel has prepared a draft new version of the Charter of the Open Joint Stock Company MMC Norilsk Nickel. In accordance with amended legislation, the Group also adopted a standard Charter for its subsidiaries in order to simplify and improve the management of the corporate structure.

The approval of the revised Charter and other internal Company documents, including the By-Laws on the Board of Directors, containing amendments required for bringing these documents in conformity with the FCSM Code and amended legislation on joint stock companies have been put forth on the agenda of the General Shareholders' Meeting of OJSC MMC Norilsk Nickel in June 2002.

Amendments to the Charter and internal regulations

The recommendations of the FSCM Code cover nine areas, including the General Shareholders' Meeting, Board of Directors, executive bodies, corporate secretary, major corporate actions, disclosure of information, control over financial and economic operations, dividends, and resolution of corporate conflicts.

In total, there have been over 40 amendments made to the Charter and internal regulations of MMC Norilsk Nickel. The main changes include the following provisions:

General Shareholders' Meeting

- Placement of MMC Norilsk Nickel shares (securities convertible into shares) through a closed subscription can be effected only by a decision of the General Shareholders' Meeting
- Decision to increase the charter capital of MMC Norilsk Nickel by placing additional shares (securities convertible into shares) must be adopted by a three-quarter majority vote of shareholders with voting shares participating at the General Shareholders' Meeting
- Placement of MMC Norilsk Nickel common stock through an open subscription in an amount exceeding 25 percent of outstanding common shares, can be authorized only by the General Shareholders' Meeting adopted by a three-quarter majority vote of shareholders with voting shares participating at the General Shareholders' Meeting

Board of Directors

- Decision to increase the charter capital of MMC Norilsk Nickel by placing additional shares must be adopted by the Board of Directors unanimously
- Criteria for the determination of independence of a member of the Board of Directors have been established
- A member of the Board of Directors who is an affiliated party of a shareholder and/or a Company counterparty is obligated to notify the Company thereof in writing and explain the nature of affiliation
- Members of the Board must:
  - — Notify the Board of Directors in writing through the Company Secretary in the event a conflict of interest arises
  - — Refrain from voting on issues on the agenda at meetings of the Board of Directors where they have a personal interest
  - — Notify the Board of Directors in writing of any transaction involving Company securities before making such a transaction
- A list of matters to be examined by the Board of Directors only at meetings in person has been determined
- A list of issues that must be decided at the Board of Directors meeting with a a quorum – at least two thirds of the number of elected members of the Board of Directors, provided that at least one independent director participates at the meeting – has been determined:

— Identification of priority directions of Company operations, concepts and strategies of the Company's development for a respective period, implementation strategies, approval of Company plans and budgets
— Putting forth to the General Shareholders' Meeting questions on Company reorganization or liquidation, on reduction or increase of the Company charter capital
— Approval of the Company's participation in third party organizations and on transactions involving Company's holdings of stakes or shares in such organizations, which will or may lead to the alienation or encumbrance of these shares or stakes
— Approval of the Company's dividend policy
— Recommendations on the amount of dividends paid to shareholders and payment procedure

- In relation to the committees of the Board provisions include the following:
  — The Board of Directors can create committees of the Board of Directors (audit, nomination and remuneration, etc.) from the members of the Board of Directors in order to preliminary review important issues and prepare recommendations to the Board of Directors
  — Committees of the Board of Directors must be chaired by the non-executive members of the Board of Directors and must also include independent directors
  — Prior to the examination of issues, which have been preliminary reviewed by a board committee, members of the Board of Directors must have access to the conclusions made by the respective committee of the Board of Directors

Executive Bodies of the Company

- According to the provisions that have been set members of the Management Board shall:
  — notify the Board of Directors through the Company Secretary in the event a conflict of interest arises; refrain from taking any actions which may lead to the occurrence of a conflict of interest
  — notify the Board of Directors of their intent to enter into a transaction involving Company securities prior to such transaction

Company Secretary

- A position of corporate secretary (Company Secretary) has been introduced

Disclosure of Information

- A public relations and investor communication policy should be approved by the Board of Directors
- Members of the Board of Directors and executive bodies of the Company will be held accountable for disclosure of confidential or insider information in accordance with applicable legislation of the Russian Federation

Control of Financial & Economic Operations of the Company

- The following decisions have been additionally assigned to the Board of Directors:
  — Approval of the system and procedures of internal control and approval of the management information system
  — Identification of main risks related to Company operations and implementation of measures and procedures to control such risks
  — Monitoring management of the Company and its financial and economic activities, evaluation of the Company general director and members of the Management Board, control over implementation of the decisions made by the Board of Directors
  — Approval of the regulations on the control and audit service of the Company
  — Approval of major expenses not included in the Company budget
  — Approval of changes in plans and budgets of the Company

Dividends

- Dividend policy is to be approved by the Board of Directors
- Dividend payment amounts and dividend payment procedures have been qualified as a question which must be decided by a Board of Directors meeting that requires a quorum – at least two-thirds of the number of elected Board of Directors members (provided that at least one independent director is present at the meeting

Further Improvements in Corporate Governance

While putting forth for consideration by the General Shareholders' Meeting the approval of the aforementioned amendments to the Charter and internal regulations, MMC Norilsk Nickel does not, for the time being, comply with the following recommendations of the Code:

— Disclosure of a list of shareholders eligible to participate at the General Shareholders' Meeting and making this list available to shareholders.
A significant portion of MMC Norilsk Nickel shares is owned by nominees, including ING Eurasia, Bank of New York and the Depository & Clearing Company. MMC Norilsk Nickel cannot assume responsibility for nominees to disclose information on depositary account owners.

— Remuneration of members of the Management Board and the General Director, should be performance related.
A performance related remuneration package for top management of MMC Norilsk Nickel is currently under development and will be finalized in 2002. The structure and amount of compensation of members of the Management Board and the General Director will be submitted for approval by the Board of Directors during 2002.
The combined remuneration amount paid to the top management of MMC Norilsk Nickel is available in the Quarterly Report filed with the FSCM.

— Inclusion of at least three independent directors to the Board of Directors.
A number of candidates to the Board of Directors have been nominated to the next annual shareholders meeting, including several independent directors. MMC Norilsk Nickel will welcome the election of independent directors by shareholders at the Annual General Shareholders' Meeting scheduled on 30 June 2002.

— Creation of Committees of the Board of Directors.
The Company has no Committees of the Board of Directors. In accordance with the proposed amendments to the MMC Norilsk Nickel Charter, decision to create these Committees is made by the Board of Directors. After electing a new Board of Directors at the annual General Shareholders' Meeting, the new Board of Directors will consider setting up committees – the Nomination and Compensation Committee, in particular. The Company also expects to examine the possibility to set up an Audit Committee.

— Provisions on information policy.
Information policy is under development. Upon completion, the policy will be submitted for approval to the Board of Directors.

The following report analyzes the central elements of corporate governance of the Group.

Board of Directors

The Board of Director consists of nine members. The Chairman of the Board of Directors is Mr. Klishas, the General Director of JCSC Interros. Participation of Management Board members in the Board of Directors is limited to two members. The General Director is not a member of the Board of Directors.

In order to increase the role of the Board of Directors, several independent directors have been nominated to the Board of Directors. Election of new candidates to the Board of Directors will take place at the Annual General Shareholders' Meeting.

Criteria for definition of an independent director have been added to the Charter documents of the Company and have been submitted for approval by the Annual General Shareholders' Meeting.

In 2001, the Board of Directors held 50 meetings with 13 such meetings taking place in person.

Key responsibilities of the Board of Directors include the formulation of strategy, control over financial & operational activities of the Company, protection of shareholders' rights, monitoring and control of activities of executive bodies.

In 2001, the Board of Directors held a meeting which approved the key directions for the development of MMC Norilsk Nickel.

Two meetings of the Board of Directors were dedicated to the review and approval of investment programs. In particular, the following was approved:

— Development of the Nakety (New Caledonia) nickel project. A total of $24 million has been allocated towards realization of the first stage of the project

The Board of Directors regularly examined purchases and sales of assets or stakes in the companies. A total of nine meetings were dedicated to this subject in 2001. In particular, the Board of Directors approved the following transactions:

- Acquisition of a 7% stake in OJSC Archangelsk Marine Trading Port (Arkhangelsk morskoy torgovyi port) for 27.4 million rubles;
- Acquisition of 4% of common shares of OJSC Archangelsk Marine Trading Port for 19.4 million rubles;
- Acquisition of a 5.6% stake in Enisey River Navigation (Eniseyskoye rechnoye parokhodstvo) for 11.1 million rubles.

In 2001, the Board of Directors was convened four times to approve quarterly reports for the first, second and third quarters and the preliminary approval of the annual report and the consolidated annual financials for year 2000.

Complying with applicable legislation, the Board of Directors reviewed transactions with interested parties. In 2001 there were 14 sessions with 32 decisions made with regard to the interested party transactions.

Audit Commission

An Audit Commission was elected at the General Shareholders' Meeting on April 24, 2001. The following persons were elected: N.G. Vasiliev, L.E. Goriacheva, M.V. Diagilev, D.N. Ogorodov, and E.V. Savina. During the reported period, the audit commission held five sessions to review the following matters:

- Election of the Chairman of the Audit Commission, Secretary of the Audit Commission and Work Plan of the Audit Commission at OJSC MMC Norilsk Nickel for 2001 – 2002 period
- Opinion rendered by the OJSC MMC Norilsk Nickel Audit Commission based on audit results of the enterprise «Unitary storehouse business» (PESKH) of the Polar Division of the Group
- Opinion rendered by the OJSC MMC Norilsk Nickel Audit Commission based on inspection results of the procurement and building up inventories at the Polar Division of the Group
- Opinion rendered by the OJSC MMC Norilsk Nickel Audit Commission based on audit results of tax payments and collection by the Group
- Opinion rendered by the OJSC MMC Norilsk Nickel Audit Commission based on the audit results of Company operations in 2001

All members of the Commission have personally participated in all meetings of the Audit Commission.

Information Transparency

The Group strives towards maximum transparency in its operations limited only by applicable legislation, specifically the legislation on state secrets, and competitive environment.

In 2001, the Group prepared an overview of its financials for 2000 in compliance with IAS standards. IAS financial results were disclosed to shareholders and the financial community: a teleconference was held with shareholders and equity research analysts. Financial reports were also made available on the Group's internet site (www.nornickel.ru).

In accordance with the Russian Federation Law «On State Secrets» and Russian Federation Presidential Decree «On Approving a List of Data Recognized as State Secret», the Group is prohibited from disclosing the following operating data:

- — Data on physical volumes of production of base and rare metals;
- — Data on projected or actual physical volumes of production of platinum and palladium group metals;
- — Data on remaining reserves in the subsoil and on increases in explored reserves of platinum and palladium group metals;
- — Data on the cost of production of platinum and palladium group metals;
- — Data on remaining reserves in the subsoil or on the extraction of strategic types of minerals.

As well as in the previous years, in 2001, the Group was able to disclose production data only in relative terms: as a percentage of the previous year level.

Audit

An audit of the Group's 2001 financial accounts, prepared in accordance with Russian Accounting Standards, was conducted by the Rosekspertiza auditors.

It is MMC Norilsk Nickel's intention to present Group financial results to its shareholders in accordance with International Accounting Standards that reflect the Group's financial condition in the most comprehensive manner. In order to prepare 2001 IAS financial statements, MMC Norilsk Nickel has hired the internationally recognized accounting firm Deloitte & Touche. An audit of IAS financial statements will be prepared for 2002.

Dividends

In May of 2002, the Board of Directors approved a new dividend policy for the Group. The dividend policy is based on the payment of 20-25% of IAS net income in the form of annual dividends on common shares. Distribution of dividends in accordance with this dividend policy will be effected starting with 2002 annual results.

Based on the Group's financial results for 2001, assuming net profit of 32.9 billion rubles, before the write-off of social infrastructure assets in accordance with Russian accounting standards, the Board of Directors proposed to the Annual General Shareholders' Meeting to pay-out a dividend in an amount of 23 rubles per common share.

Declaration of Future Events

The corporate governance report herein is prepared with consideration of those changes in the Charter and regulations of MMC Norilsk Nickel, which have been approved by the Board of Directors at the time of preparation of the report and which have been submitted for approval at the Annual General Shareholder's Meeting of OJSC MMC Norilsk Nickel scheduled for June 30, 2002.

Audit Commission Report

The Audit Commission, appointed by the General Shareholders' Meeting of OJSC MMC Norilsk Nickel (Protocol of April 24, 2002) and including:

N.G. Vasil'ev
L.E. Goryacheva
M.V. Diagilev
D.N. Ogorodov
E.V. Savina

has conducted an audit of the financial and operating activities of OJSC MMC Norilsk Nickel group of companies based on the Group's 2001 financial results.

During the audit, the consolidated 2001 financial statements of the Company were examined as well as the opinion issued by independent auditors, OOO Rosexpertiza, confirming the validity of consolidated annual financial statements of OJSC MMC Norilsk Nickel group of companies.

On the basis of the audit, the Audit Commission states the following:

1. The internal control system of OJSC MMC Norilsk Nickel Group is, overall, satisfactory.

2. The financial and operating activities of OJSC MMC Norilsk Nickel Group of companies are recorded in accordance with the adopted bookkeeping policy.

3. No evidence of any misrepresentation in the consolidated financial records were found during the audit, neither failure to comply with legislation and normative acts which may jeopardize the stability and liquidity of OJSC MMC Norilsk Nickel Group of companies.

4. The Audit Commission hereby renders its opinion on the validity of data contained in the consolidated financial statements of OJSC MMC Norilsk Nickel Group of companies.

5. Results of financial and operating activities according to the consolidated financial statements of OJSC MMC Norilsk Nickel group of companies for 2001, reflected in the consolidated balance sheet and consolidated income statement, can be accepted by the General Shareholders' Meeting for their examination and approval.

Members of the Audit Commission:

N.G. Vasil'ev
L.E. Goryacheva
M.V. Diagilev
D.N. Ogorodov
E.V. Savina

Independent Auditors Opinion

General information about independent auditors

Name of independent auditors:	Limited Liability Company ROSEXPERTIZA
Legal address:	Russian Federation, 107078, Moscow, Ul. Mashi Poryvaevoy, 11
Postal address:	Russian Federation, 103055, Moscow, Tikhvinsky Per., 7, Bldg. 3
Telephone:	(095) 721 38 83, fax: (095) 721 38 94
E-mail: Internet address:	rosexpertiza@glasnet.ru; www.rosexpertiza.ru
The audit license to conduct general audit	No. 007310, issued by the Ministry of Finance of the Russian Federation on December 8, 2000 for a term of 3 year.
State Registration Certificate of OOO Rosexpertiza	№183142 issued by the Moscow Registration Chamber on September 23, 1993.
Settlement Account	No. 40702 81090 00000 13033 at JSCB Rosbank,
Correspondent account	account No. 30101 81000 00000 00256, BIK 044583256, INN 7708000473, OKONKh 84400, 72200, OKPO 29926698

The following persons audited OJSC MMC Norilsk Nickel financial statements:

N.D. Balyakina
N.G. Vasil'ev
I.V. Vengranovsky
E.A. Vorob'eva
S.V. Eremina
A.Kh. Zaripov
I.V. Koniukhova
S.V. Korneeva
L.M. Lysenko
A.M. Mairova
N.E. Momotkova
V.M. Ovchinnikov
O.V. Palysaeva
A.V. Pleskachev
E.A. Poskrebysheva
T.N. Rusanov
T.A. Stepanova
M.G. Ushaneva
A.F. Filina

Audit Agreement:	No. 1-A-580/192-2000132/01 dated August 16, 2001
The following persons audited OJSC MMC Norilsk Nickel consolidated financial statements:	T.N. Rusanov
Audit Agreement:	No. 1-A-580/192-2000132/01 dated August 16, 2001

To the Shareholders of OJSC Mining and Metallurgical Company Norilsk Nickel

AUDITOR'S OPINION

Rendered by an Independent Audit Company OOO «Rosexpertiza»

On the Consolidated Financial Statements of OJSC Mining and Metallurgical Company «Norilsk Nickel» for 2001

1. We have audited the enclosed consolidated financial statements of OJSC Mining and Metallurgical Company «Norilsk Nickel» (hereinafter referred to as OJSC MMC Norilsk Nickel) for 2001. These statements have been prepared by the executive body of OJSC MMC Norilsk Nickel in compliance with the Federal Law No. 129-FZ dated November 21, 1996 «On Accounting Records»; «Regulations on Accounting and Accounting Records in the Russian Federation», approved by the Finance Ministry of the RF, Decree No. 34n, dated July 29, 1998; «Regulations on Accounting «Financial statements of Organization» PBU 4/99, approved by the Ministry of Finance of the RF, Decree No. 43n, dated July 6, 1999; Decree No. 4n, dated January 13, 2000 of the Ministry of Finance of the RF, «On Accounting Forms by Reporting Organizations»; Decree No. 60n, dated June 28, 2000 of the Ministry of Finance of the RF «On Methodical Recommendations on the Procedure for Calculating Accounting Data by Reporting Organizations»; Decree No. 112, dated December 30, 1996, of the Ministry of Finance of the RF «On Methodical Recommendations for Preparation and Submission of Consolidated Financial statements».
2. Responsibility for preparation of these statements is borne by the executive body of OJSC MMC Norilsk Nickel. Our obligation is to render our opinion on the validity of these statements in all their material aspects on the basis of our audit.
3. We conducted this audit in accordance with Federal Law No. 119-FZ, dated August 7, 2001 «On Auditing», the Rules (standards) of auditing, approved by the Audit Commission under the President of the Russian Federation, and internal company audit regulations. The audit was planned and carried out in the way to be reasonably certain that the consolidated financial statements do not contain any material misrepresentations. The audit included verification of selected data and notes contained in the consolidated statements. We believe that the conducted audit provides sufficient grounds to form an opinion as to the validity of the consolidated statements.
4. It is in our opinion, that the consolidated financial statements enclosed herewith, together with corrections and suggestions brought to the attention of executive body of the OJSC MMC Norilsk Nickel and subject to inclusion in the financial statements for the year following the reporting year, are valid, i.e. prepared in such a way that there have been reflected all material aspects of all assets and liabilities of OJSC MMC Norilsk Nickel as of December 31, 2001, and financial results of its operations in 2001, in compliance with the Federal Law No. 129-FZ dated November 21, 1996 «On Accounting Records»; «Regulations on Accounting and Accounting Records in the Russian Federation», approved by the Finance Ministry of the RF, Decree No. 34n, dated July 29, 1998; «Regulations on Accounting «Financial statements of Organization» PBU 4/99, approved by the Ministry of Finance of the RF, Decree No. 43n, dated July 6, 1999; Decree No. 4n, dated January 13, 2000 of the Ministry of Finance of the RF, «On Accounting Forms by Reporting Organizations»; Decree No. 60n, dated June 28, 2000 of the Ministry of Finance of the RF «On Methodical Recommendations on the Procedure for Calculating Accounting Data by Reporting Organizations»; Decree No. 112, dated December 30, 1996, of the Ministry of Finance of the RF «On Methodical Recommendations for Preparation and Submission of Consolidated Financial statements».

General Director OOO Rosexpertiza A.V. Kozlov

Commentary to Consolidated 2001 Financial Statements of MMC Norilsk Nickel

The 2001 consolidated financial statements of the Group, prepared in accordance with RAS, are not fully comparable with the 2000 consolidated financial statements of OJSC MMC Norilsk Nickel due to changes in the composition of the companies in the Group (the 2000 accounts of OJSC MMC Norilsk Nickel did not consolidate results of production assets located in the Kola Peninsula, OJSC Norilsk Combine, and OJSC Gypronickel Institute). Analysis of the 2000 pro-forma financial statements of OJSC MMC Norilsk Nickel, which were prepared to show them on a comparable basis with OJSC MMC Norilsk Nickel 2001 consolidated financial statements, is enclosed in the Financial Review section of this annual report.

OJSC MMC Norilsk Nickel would like to point out to its shareholders significant methodological differences in the principles of preparation of consolidated financial statements according to RAS and IAS. As a result of these differences, MMC Norilsk Nickel's consolidated 2001 RAS financial statements do not consolidate the financial results of those Group's companies which according to RAS are not subject to consolidation (i.e. Norimet Limited).

It is MMC Norilsk Nickel's intention to present the Group's financial results to its shareholders in accordance with RAS as well as according to international accounting standards, providing the most comprehensive picture of the financial condition of the Group. The 2001 IAS financial statements of the Group will be published in the third quarter of 2002.

Consolidated Balance Sheet of OJSC MMC Norilsk Nickel
(in thousands of rubles)

	2001
Non-current assets	
Intangible assets	49 908 600
Fixed assets (plant, property, and equipment)	58 955 218
Construction in-progress	18 216 866
Long-term investments	10 511 013
Non-current assets, total	137 591 697
Current assets	
Inventories	60 336 021
Value-added tax on acquired valuables	9 120 771
Accounts receivable (payment due 12 months after the reporting date)	76 985
Accounts receivable (payment due within 12 months after the reporting date)	35 049 232
Short-term investments	11 218 056
Cash	22 649 831
Other current assets	46 374
Current assets, total	138 497 270
Total assets	276 088 967
Capital and reserves	
Charter capital	122 472
Issue of additional shares	130 195
Added capital	91 686 105
Reserve capital	47 110
Social sphere fund	2 416 988
Unallocated profits from the previous years	84 594 597
Unallocated profit of the reporting year	33 533 760
Funds used against unallocated profit of the reporting year	(772 134)
Capital and reserves, total	211 759 093
Minority interest	1 191 391
Long-term liabilities	
Credits and loans	7 338 114
Other long-term liabilities	545 039
Long-term liabilities, total	7 883 153
Short-term liabilities	
Credits and loans	29 927 026
Accounts payable	22 203 478
Revenue payable to partners (to co-founders)	44 356
Revenue of the future periods	3 074 565
Reserves for deferred payments	29
Other short-term liabilities	5 876
Short-term liabilities, total	55 255 330
Total capital and reserves	276 088 967

Consolidated Income Statement of OJSC MMC Norilsk Nickel

(in thousands of rubles)

	2001
Revenues and expenses on ordinary activities	
Revenues (net) from the sale of goods, products, works, services (less value-added tax, excise duty, and other obligatory payments)	106 974 092
Including the sale of:	
Metals	100 174 771
Goods	1 212 607
Work, services	3 578 923
Geological exploration	104 650
Construction and assembly work	126 076
Property leasing	90 737
Other sales	1 686 328
Cost of goods, products, services sold	(45 749 505)
Including the cost of:	
Metals	(37 396 373)
Goods	(980 632)
Work, services	(5 613 328)
Geological exploration	(17 474)
Construction and assembly work	(160 691)
Property leasing	(49 820)
Other sales	(1 531 187)
Gross profit	61 224 587
Commercial costs	(4 206 055)
Management costs	(3 791 530)
Operating profit (losses)	53 227 002
Operating revenues and costs	
Interest income	384 805
Interest expense	(1 752 857)
Revenue from participation in other organizations	35 730
Other operating revenues	101 987 563
Other operating expenses	(105 106 362)
Revenues and expenses on extra-ordinary activities	
Other extra-ordinary revenues	11 054 900
Other extra-ordinary expenses	(31 679 277)
Capitalized profit	5 960
Profits (losses) before taxes	28 157 464
Income tax and other mandatory payments	(11 229 826)
Profits (losses) on ordinary activities	16 927 638
Unexpected revenues and expenses	
Unexpected revenues	—
Unexpected expenses	(157)
Minority interest	(182 759)
Net profit (unallocated profit (loss) for the reporting period)	16 927 481
Notes:	
Dividends, per share:	
On preferred share	—
On common share	23.0

Notes to Consolidated Financial Statements

1. General Information on OJSC MMC Norilsk Nickel

The present consolidated financial statements of OJSC MMC Norilsk Nickel Group of companies as of 31 December 2001 include financial data of the holding company, OJSC MMC Norilsk Nickel, and its subsidiary companies.

1.1 Information on the holding company of the Group

The holding company of the Group is the Mining and Metallurgical Company Norilsk Nickel («OJSC MMC Norilsk Nickel», the «Group», or the «Company»). Before changing its name, following the approval by the Extra-Ordinary General Shareholders' Meeting on February 21, 2001, the Company was called Open Joint Stock Company Norilsk Mining Company.

1.2 Information on subsidiary and dependent companies of the Group:

1. Open Joint Stock Company Kola Mining and Metallurgical Company (OJSC KMMC)
2. Open Joint Stock Company Head Science & Research and Planning Institute of Nickel and Cobalt Production of RAO Norilsk Nickel (JSC Gypronickel Institute)
3. Open Joint Stock Company Olenegorsk Mechanical Works (OJSC OMZ)
4. Open Joint Stock Company Russian Joint Stock Company for Production of Base and Precious Metals Norilsk Nickel (RAO Norilsk Nickel)
5. Limited Liability Company Norilsk Metals (OOO Norilsk Metals)
6. Closed Joint Stock Company Transportation Company Nerpa (CJSC TC Nerpa)
7. Closed Joint Stock Company Renons (CJSC Renons)
8. Limited Liability Company Unior (OOO Unior)
9. Open Joint Stock Company Norilsk Trading and Manufacturing Association (OJSC NTPO)
10. Open Joint Stock Company Torginvest (OJSC Torginvest)
11. Limited Liability Company Taimyr Oil Company (OOO TNK)
12. Open Joint Stock Company Taimyrgaz (OJSC Taimyrgaz
13. Closed Joint Stock Company Normetimpex (CJSC Normetimpex)
14. Limited Liability Company Norilskinvest (OOO Norilskinvest)

As of December 31, 2001, for the purposes of consolidating financial statements of OJSC MMC Norilsk Nickel group of companies, the following RAO Norilsk Nickel subsidiaries were included in the consolidated accounts:

1. Open Joint Stock Company A.P. Zavenyagin Norilsk Mining and Metallurgical Combine (JSC NK)
2. Open Joint Stock Company Severonickel Combine (OJSC Severonickel Combine)
3. Open Joint Stock Company Pechenganickel Mining and Metallurgical Combine (JSC MMC Pechenganickel)

As of December 31, 2001, for the purposes of consolidating financial statements of OJSC MMC Norilsk Nickel group of companies, the following RAO Norilsk Nickel dependent companies were included in the consolidated accounts:

1. Open Joint Stock Company Enisey River Navigation (OJSC ERP)
2. Open Joint Stock Company Archangelsk Sea Trading Port (JSC AMTP)
3. Limited Liability Company Norilsk Food Corporation (OOO NPK)
4. Closed Joint Stock Company Krasnoyarsk Representative Office of the Open Joint Stock Company MMC Norilsk Nickel (CJSC Krasnoyarsk Representative Office of OJSC MMC Norilsk Nickel)

Stakes in Charter capital of the Group Companies
(in thousands of rubles, or as noted)

Company name	Charter capital	Total number of shares outstandin.	Stake in charter capital	
			Number of shares	Voting shares, %
OJSC MMC Norilsk Nickel				
RAO Norilsk Nickel	47 250	188 999 874	183 192 229	98,1
OJSC Kola MMC	4 000	4 000 000	4 000 000	100,0
OJSC Olenegorsk Mechanical Works	149	148 507	148 507	100,0
JSC Gypronickel Institute	23	22 872	22 872	100,0
CJSC Normetimpex	50	5 000	5 000	100,0
OOO Norilskinvest	83 951			100,0
CJSC Renons	3 897	7794	7794	100,0
OJSC Norilsk Trading & Manufacturing Association	510 335	510 335	510 325	99,9
OJSC Torginvest	749 251	775 100	714 319	92,2
OOO Taimyr Oil Company	100			51,0
CJSC Transportation Company Nerpa	100	100	100	100,0
OJSC Taimyrgaz	1 100	1 100 000	1 000 000	90,9
OOO Norilsk Metals	1 000			100,0
OOO Unior	50			80,0
CJSC Krasnoyarsk Representative Office of OJSC MMC Norilsk Nickel	1 500	1 500	500	33,3
OJSC ERP	30 842	411 223	97 861	29,9
OJSC AMTP	125	1 002 544	351 392	35,1
OOO Norilsk Food Corporation	1 000			43,0
RAO Norilsk Nickel				
JSC Norilsk Combine	14 694	14 693 690	14 673 422	99.8
JSC Severonickel Combine	9 860	9 859 719	9 859 719	100.0
JSC MMC Pechenganickel	1 236	1 235 845	1 235 845	100.0

2. The Principles of Preparation of Consolidated Accounts

The consolidated financial statements of the Group have been prepared in accordance with the Regulations on Accounting Records and Reporting in the Russian Federation, approved by Decree No. 34n of July 29, 1998, of the Finance Ministry of the Russian Federation and in accordance with Methodical Recommendations for Preparation and Submission of Consolidated Financial statements, approved by Decree No. 112 of December 30, 1996 of the Finance Ministry of the Russian Federation (the version of Decree No. 36n of May 12, 1999 of the Finance Ministry of the RF).

In order to prepare the financial statements the companies, which had been acquired before December 1, 2001 and were adhering to the criteria set by the methodical recommendations No. 112, were added to the list of subsidiary companies of the Group.

Financial statements of the following companies were also consolidated:

1. Subsidiary companies of OJSC MMC Norilsk Nickel acquired in December 2001:
   - — OJSC Kola MMC;
   - — OJSC Olenegorsk Mechanical Works;
   - — JSC Gypronickel Institute;
   - — CJSC Normetimpex;
   - — OOO Norilskinvest;

   The financial accounts of these companies were included in the Group in order to obtain complete information on the Group's financial results as of the reporting date.
2. Subsidiary companies of RAO Norilsk Nickel:
   - — JSC Norilsk Combine
   - — JSC Severonickel Combine
   - — JSC MMC Pechenganickel

   These companies are subsidiaries of RAO Norilsk Nickel, with the latter being the sole shareholder of JSC Severonickel and JSC MMC Pechenganickel, and holding 99.8% of JSC Norilsk Combine's shares. The holding company of the Group owns 98.1% of RAO Norilsk Nickel.

The shareholders of the holding company consider the companies listed above as part of a single business entity, bearing in mind that the holding company of the Group and aforementioned companies are all linked by one production cycle. Upon completion of the restructuring of the OJSC MMC Norilsk Nickel Group, its shareholders have an objective interest in full evaluation of financial and operational activities of all these companies, which was the reason for their consolidation in the present statements.

The consolidated balance sheet, consolidated income statement and their attachments were prepared in accordance with the sample forms enclosed to the Decree No. 4 of January 13, 2000 «On the Form of Financial statements».

3. Disclosure of selected line items from the consolidated balance sheet

Total amount of the line item «Intangible assets», 49,909 million rubles, includes the following:

- — Intangible assets of the Group of 22 million rubles.
- — A total of 49,887 million rubles investment in the business reputation of subsidiaries. It includes 48,465 million of rubles investment in the business reputation of RAO Norilsk Nickel. This asset was recorded as result of the Group's restructuring, and was calculated as the difference between the repurchase price of RAO Norilsk Nickel shares and their nominal value.

Long-term investments
(in thousands of rubles)

Total investments	Inter-company investments within the Group	Business reputation, Article 3.7 of Decree No. 112 of the RF Ministry of Finance	Changes in the capital of dependent companies	Total
63 531 713	(3 347 445)	(49 886 547)	213 292	10 511 013

«Investments in other organizations» of 7,767,188 thousands rubles are included in long-term investments.

Investments in other organizations
(in thousands of rubles)

Company name	Investment
OJSC NLMK (1)	5 512 802
JSC Norilskgazprom	739 481
OJSC Kolenergo	473 537
AKB Rosbank	272 226
SZAKB Kartelbank	1 120
OJSC Aeromashinvest	1 000
OJSC Serovsky Plant of Ferroalloys	459
OJSC Interros (Aeromash)	200
Other	766 363
Total	7 767 188

Notes:

(1) In March of 2002, a 9% stake in OJSC NLMK was sold for 5 513 millions rubles.

Short-term financial investments
(in thousands of rubles)

Total short-term investments of the Group companies	Investments in promissory notes of the Group's companies	Loans extended to the Group companies	Total
15 151 849	(3 928 993)	(4 800)	11 218 056

Charter capital

During the reporting period, an Extra-Ordinary General Shareholders' Meeting of OJSC MMC Norilsk Nickel, held on February 21, 2001, approved an increase of charter capital by placing additional common shares. The report on the results of OJSC MMC Norilsk Nickel stock' issue was approved by the Board of Directors on September 7, 2001 and was registered with the FCSM of Russia on September 28, 2001.

A total of 130,195,492 common shares of OJSC MMC Norilsk Nickel with a nominal value of 1 ruble each were placed. As of the reporting date, the Board of Directors approved the respective amendments in the Company Charter (Protocol of November 23, 2001, No. 45).

At the time of these notes were prepared, specifically on January 10, 2002, these amendments to the Charter were registered by the administration of the Taimyr (Dolgano-Nenetsk) Autonomous District (Resolution No. 02 of January 10, 2002).

Issue of additional shares

In accordance with Paragraph 4, Article 13 of the Accounting Law No. 129-FZ of November 21, 1996 and in order to obey the principle of validity the line item «Issue of additional shares» reflects the results of placement of aforementioned shares. And, accordingly, line item «Additional capital» reflects issuance revenue, received from the placement.

Other liabilities
(in thousands of rubles)

Name of item	Amount
Deferred budget payments	264 795
Promissory notes, maturing after 12 months	275 430
Other	4 814
Total	545 039

Data on various types of account payables and a list of largest creditors is available in the section titled «Accounts receivable and payable».

4. 4. Disclosure of selected line items of the consolidated income statement

In accordance with Paragraph 25PBU 4/99 of «Accounting Forms of Reporting Organization», approved by Decree No. 43n of the RF Ministry of Finance on July 6, 1999, and Article 64 of Methodical Recommendations on the Procedure for Calculating Accounting Data, approved by Decree No. 60n, dated June 28, 2000, of RF Ministry of Finance, revenues from sales in the consolidated income statement excludes custom and export duties.

Breakdown of revenues
(in thousands of rubles)

Revenues from the sale of products (work, services), including:	106 974 092
Revenue from export sales (total)	96 352 256
Metals:	95 783 920
Precious metals	50 815 650
Base metals	44 968 270

Financial results by type of activities
(in thousands of rubles)

Type of sales	Revenues	Costs	Gross profits (losses)
Metals	100 174 771	37 396 373	62 778 398
Goods	1 212 607	980 632	231 975
Work, services	3 578 923	5 613 328	- 2 034 405
Geological research and exploration	104 650	17 474	87 176
Construction and assembly work	126 076	160 691	- 34 615
Property leasing	90 737	49 820	40 917
Other sales	1 686 328	1 531 187	155 141
Total	106 974 092	45 749 505	61 224 587

Other operating expenses

The largest part of other operational revenues/expenses was contributed by the revenues/expenses of foreign currency sales and sales of securities.

Other operating revenues

(in thousands of rubles)

Description	Amount	Excluding minority interest, %
Other operating revenues including:	101 987 563	100.00
Revenues, including:	102 427 434	99.97
Sale of foreign currency	92 061 384	
Sale of securities	9 042 144	
Sale of fixed assets	263 785	
Other	26 195	0.03
Adjustment for minority interest	(466 066)	

Other operating expenses

(in thousands of rubles)

Description	Amount	Excluding minority interest, %
Other operating expenses, total including:	105 106 362	100.00
Costs of sale, loss or other write-offs of fixed and other assets, including:	102 858 209	97.54
Sale of foreign currency	92 514 336	
Sale of securities	9 014 003	
Sale of inventories	967 932	
Sale of fixed assets	238 039	
Taxes (property, education, residential fund, additional income tax payments)	2 144 579	2.03
Other	191 573	0.18
Adjustment for minorities interest	(349 958)	

Other extra-ordinary revenues and expenses

The largest share of other extra-ordinary revenues is comprised of revenues related to recording in accounts of the past years' profit, which was revealed in the reporting period. The most significant item in other extra-ordinary expenses is the write-off of assets and maintenance costs of social infrastructure assets.

In particular, the cost of asset write-offs amounting to 16.5 billion rubles includes the write-off of 224 million rubles in obsolete assets, and 16.3 billion rubles in assets, which were transferred at no charge by JSC Norilsk Combine into municipal ownership, including:

- — residential buildings, hotels and dormitories (14,465 million rubles)
- — various equipment and inventory (652 million rubles)
- — transportation, mainline, water and sewer networks (229 million rubles)
- — kindergarten and sport facilities (25 million rubles)
- — other assets (949 million rubles)

Other extra-ordinary revenues

(in thousands of rubles)

Description	Amount	Excluding minority interest, %
Other extra-ordinary revenue, total Including:	11 054 900	100.00
Past years' profits, revealed in the reporting year	7 168 758	64.12
Positive currency exchange margins	2 197 274	19.65
Other extra-ordinary revenues	1 601 328	14.30
Adjustment for minority interest	(127 800)	

Other extra-ordinary expenses
(in thousands of rubles)

Description	Amount	Excluding minority interest, %
Other extra-ordinary expenses, total Including:	31 679 277	100.00
Asset write-offs	16 544 866	51.53
Maintenance costs of social infrastructure	3 486 052	10.86
Past years' losses, revealed in the reporting year	2 598 300	8.09
Charitable contributions	2 466 491	7.68
Social and compensation payments	2 069 256	6.45
Negative currency exchange margins	1 992 181	6.21
Other extra-ordinary expenses	2 481 492	7.73
Adjustment for minority interest	(425 409)	

5. Segment Information

MMC Norilsk Nickel Group of companies includes subsidiary and dependent companies, which are linked in a single production cycle, involving exploration, extraction, concentration and metallurgical recycling of minerals, and production, sale and marketing of base and precious metals.

Analysis of revenue from sales, financial results, and total assets in the consolidated statements does not allow to isolate individual operating segments for reporting purposes. In this manner, 93.64% of total revenues generated by the Group's companies is revenues from sales of metals and 99.17% of the Group gross profit also comes from the sale of metals, with all of the Group assets being used primarily in mining and metallurgy.

The share of domestic revenues is 4.48%, with the remainder coming from export sales.

6. Information on events that occurred after the reporting date

The following events have occurred since the reporting date:

— In 2002, in accordance with the tri-party joint resolution by the Administration of the city of Norilsk, OJSC MMC Norilsk Nickel and JSC Norilsk Combine of December 26, 2001, No. 105/1374, these companies of the Group will maintain support of the residential, social, cultural and communal infrastructure transferred into municipal ownership.

— During the January – March 2002 period, by decision of the arbitration court, claims filed by JSC Norilsk Combine seeking compensation of 838,363,000 rubles were satisfied. As of December 31, 2001, they were reflected as an account receivable item. Claims for an amount of 3,984,000 rubles have been resolved in favor of third party organizations.

— In February of 2002, the export duty on nickel was reduced from 10% to 5%. The export duty of copper remained at the 10% level, and PGMs – at 6.5%.

— In March of 2002, a 9% stake in OJSC NLMK was sold for 5 513 millions of rubles.

7. Transactions with affiliated parties
(Transactions in excess of 1 million rubles)

(in thousands of rubles)

Affiliated party	Nature of relationship	Type of transaction	Completed transactions
DHO ORS JSC Severonickel Combine	Control	Other transactions	(Debit) 1 615 (Credit) 466
OJSC Tuimsk Factory TzM	Control	Payments for a property under the purchase contract of 20 June 2001 No. M1547-16-1	39 100
		Contribution to charter capital in OJSC Tuimsk Factory TzM	50 000
		Shipment of goods (domestic)	1 086 292
		Shipment of goods (export)	5 851 838
OJSC ASK Tes'	Control	Goods	2 227
DHO Norilsktorg	Control	Other products (heat energy, electrical energy, water)	2 735
		Communal services	2 489
		Loading-unloading services	1 824
		Sale of TMTz	1 751
LLX Khlebozavod	Control	Goods	1 017
		Other products (heat energy, electrical energy, water)	6 299
		Communal services	2 593
		Vehicle services	8 990
		Loading-unloading services	6 087
OOO Pivzavod	Control	Other products (heat energy, electrical energy, water)	3 687
		Communal services	6 777
		Vehice services	2 993
		Loading-unloading services	2 112
RAO Norilsk Nickel	Control	Goods	73 000
DOAO Pechengabyt		Residential fund maintenance	(Credit balance) 1 203
DOAO Pechengastroy		Capital construction work	12 396
DHO TKO Zapolyarye		Payables	2682
CJSC Pechengsk Molokozavod		Payables	2410

8. Financial indicators

The ratios listed below are used by the Federal Department on Corporate Insolvency, when evaluating the financial condition of a company in accordance with the Directive issued by the Federal Department on Corporate Insolvency under the State Property Committee of the RF, NO. 31-r dated August 12, 1994. This Directive concerns only the state-owned companies. Since there are no methodical guidelines for private companies, they are also governed by this document.

Financial indicators

	As of December 31, 2001	Recommended value
Liquidity ratios		
Coverage ratio (current liquidity) (1)	2.65	>1
Intermediate coverage ratio (2)	1.50	>0.8
Short-term liquidity ratio (3)	0.65	>0.4
Absolute liquidity ratio (4)	0.43	>0.2
Profitability ratios		
Sales profitability (5)	65.7%	
Financial stability ratios		
Capitalization ratio (6)	0.31	<1
Working capital ratio (7)	0.52	>0.5
Financial independence ratio (8)	0.76	>0.5
Financial stability ratio (9)	0.79	>0.8

Notes:

(1) The portion of current liabilities that can be covered by mobilizing all current assets
(2) The portion of current liabilities that can be covered by cash in bank accounts, short-term securities, cash receivables
(3) The portion of current liabilities the company that can cover by cash and short-term investments
(4) The portion of current liabilities of the company that can be covered immediately by cash and short-term investments
(5) The amount of profit from sales of main products per one unit of goods sold
(6) The amount the Company borrowed per 1 ruble of its own cash invested in its assets
(7) The portion of current assets financed from sources
(8) The amount of proprietary funds in the total financing raised
(9) The portion of assets financed from stable sources (on a long-term basis: proprietary funds, long-term liabilities)

9. Allocation of net profit

Net (unallocated) profit for the reporting period, reported in the income statement, amounted for 16,927,481,000 rubles. As a result of adjustment for the write-off of fixed assets, in accordance with normative acts on accounting, unallocated profit of the reporting year accounted for 33,533,760,000 rubles.

During the reporting period, the Group companies spent a total of 772,134,000 rubles against profit for the reporting period.

Allocation of profits

(in thousands of rubles)

Spending	Amount
Operational expenses for social infrastructure maintenance, Including:	242 226
Residential and communal objects	146 256
Children's pre-school institutions	1 230
Healthcare institutions	482
Public education, culture and sport objects	789
Shared expenses (subsidies) for maintenance of the social infrastructure serviced by third parties	93 469
Dividends on shares	266 004
Charitable contributions	110 356
R&D expenses	66 561
Withholdings for the reserve fund	181
Other spendings	86 806
Total spending	772 134

10. Payments to the state budget

In 2001, the MMC Norilsk Nickel Group of companies made payments to the budgets of various state levels, including payments to non-budgetary funds (excluding VAT), in the amount of 25,185.83 million rubles. The structure of the Group's tax payments (excluding VAT) was as follows:

(%)	
Income tax	36.5
Combined social tax	20.1
Resource payments	17.3
Tax on salaries	10.8
Property tax	7.2
Road tax	4.3
Other taxes	3.7

In 2001, the Group performed its obligations to the budget in a timely manner.

11. Nature preservation activity

Nature preservation expenses
(in thousands of rubles)

Activity	2001
Protection of open-air	1 191 218
Protection and rational use of water resources	248 581
Protection of land. Cleaning and utilization of industrial and consumer waste.	914 183
Monitoring of the environment objects. Ensuring ecological safety. Social and ecological actions. R&D.	399 033
Healthcare and prophylactics aimed to compensate workers for unfavorable ecological and climatic conditions of living in Norilsk industrial area.	809 329
Nature protection measures aimed to reduce the waste dumped into water	55 848
Total:	3 618 192

Structure of OJSC MMC Norilsk Nickel's charter capital

Charter capital, rubles	252 667 409
Total number of shares[1]	252 667 409
Nominal value of one share, rubles	1
Total number of shareholders	
Individuals	71 080
Legal entities	106
Nominees	25

Notes:

(1) Includes 38,761,525 shares, which were approved for a repurchaseand consequent redemption by the extra-ordinary shareholders' meeting on March 29, 2002. After redeeming these shares, the total number of shares will become 213.9 million.

Dividends

On the basis of its financial performance in 2001, the Board of Directors has submitted for the approval by the General Annual Shareholders' Meeting of OJSC MMC Norilsk Nickel scheduled for 30 June 2002, a proposal to pay dividends in an amount of 23 rubles per share.

Annual Shareholders' Meeting

The Annual General Shareholders' Meeting will take place on June 30, 2002 in the city of Moscow, at the following address: Leningradsky Prospect, 49.

Registration for the general annual meeting of OJSC MMC Norilsk Nickel shareholders will be on:

29 June 2002	from	10:00 hours – 18:00 hours
30 June 2002	from	9:00 hours – 12:00 hours

Major shareholders of OJSC MMC Norilsk Nickel

(Shareholders with more than 1% of OJSC MMC Norilsk Nickel, as of December 31, 2001)

Name of registered entity	% of total number of shares
OJSC AKB Rosbank (nominee)[1]	49.15
CJSC ING Bank (Eurasia) (nominal holder)[2]	32.06
CJSC Depositary and Clearing Company (nominal holder)	6.14
National Depositary Center NP (nominal holder)	2.50
International Trading Company Limited	1.78

Notes:

(1) Including 2.3% of shares, reserved for exchange for the remaining RAO Norilsk Nickel shares outstanding
(2) Including 13.09% of shares of Bank of New York as a nominee

Information on the Registrar of OJSC MMC Norilsk Nickel

Closed Joint Stock Company National Registration Company is the keeper of the shareholders' register.

CJSC NRK acts on the basis of a license issued by the FCSM of Russia on March 19, 1996, No. 01014. The license is valid until 23 September 2002.

Address:	121357 Russia, Moscow, ul. Veresayeva, 6
Telephone:	(095) 440-63-45
Fax:	(095) 440-63-55
E-mail address:	nrc@relline.ru

Contact details

With regard to matters concerning share ownership, the shareholders should contact the registrar of OJSC MMC Norilsk Nickel, and shareholders' assistance offices.

Shareholders may also contact the Investor Relations Department at
(095) 797-82-44

Or write to the address below:
Head of Investor Relations Department
OJSC MMC Norilsk Nickel
Voznesensky pereulok, 22 "Usadba Center"
Moscow, 103009
Russia

The Internet site address of OJSC MMC Norilsk Nickel is www.nornickel.ru

Shareholders' assistance offices

Address	Telephone	E-mail	Representative of OJSC MMC Norilsk Nickel
663305, Norilsk, Krasnoyarsk Krai, Leninsky Prospect, 16	(3919) 46-28-64	Nornrc.zaonrc@Norcom.ru Nrc@relline.ru	Alexander Vladimirovich Shtyrkin
184500, Monchegorsk, Murmansk Oblast, Prospect Metallurgov, 45-a	(81536) 7-28-01 7-23-13	Ergardt@monb.com Nrc@relline.ru	Andrey Alexandrovich Ergardt
184415, Zapolyarny, Murmansk Oblast, ul. Leningradskaya, 1-a	(81554) 3-69-24	filialZapolar@monb.ru	Irina Yureb vna Kostareva
660049, Krasnoyarsk, ul. Bograda,15	(3912) 59-18-09	Nornic@krsn.ru	Vladimir Anatol'evich Mikhailov





NORILSK NICKEL

OJSC MMC Norilsk Nickel
Voznesensky pereulok, 22 «Usadba Center»
Moscow, 103009
Russia

design studio Dva Kapitana /2002/
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